United States Securities & Exchange Commission
                             Washington, D.C. 20549

                                 ---------------

                                   FORM 10-SB


                                 Amendment No. 3


                                 ---------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           MOLLER INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


             CALIFORNIA                                     68-0006075
   ---------------------------------                 ------------------------
   (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                        Identification No.)


                            1222 RESEARCH PARK DRIVE
                             DAVIS, CALIFORNIA 95616
                    ----------------------------------------
                    (Address of principal executive offices)


                    Issuer's telephone number: (530) 756-5086
                    Issuer's Facsimile Number: (530) 756-5179


Securities to be registered under Section 12(b) of the Act:

                                      NONE.

Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE

                                     PART I


FORWARD-LOOKING STATEMENTS


This registration statement includes forward-looking statements. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. It should be noted, however, that this protection does not apply to statements made in connection with an initial public offering. The Company will comply with its reporting requirements under the 1934 Act as this registration statement has become effective.


ITEM 1.  DESCRIPTION OF BUSINESS


                                   OUR COMPANY


Moller International, Inc. was incorporated April 19, 1983 in the state of California for the purpose of designing, developing, manufacturing and marketing a line of Vertical Take-off and Landing ("VTOL") aircraft. Our flagship model is currently projected to be a 4-passenger aircraft that will combine the cruise performance of an airplane with the vertical-flight capabilities of a helicopter. It is designated the "M400 Skycar(R)." A related product we are developing is the Aerobot(R) line of unmanned aerial vehicles. While certain engineering problems remain to be solved before we can deliver a production aircraft meeting our design performance specifications, we expect to test-fly a production prototype in 2002.


The research and development of our proposed products has been financed from various sources, including sales of our stock to investors, capital contributions and loans from our founder, Dr. Paul S. Moller, and various government and private contracts. We will need to raise substantial additional capital in order to complete the development of our products and to market them.


Since our inception, we have not been subject to a receivership, bankruptcy or similar proceeding, nor have we been involved in any material reclassification, merger, acquisition, or purchase or sale of a significant amount of our assets. Effective March 31, 2001, Moller International distributed its 95% ownership of the shares of its (former) subsidiary, Freedom Motors, Inc. to the shareholders of Moller International in a tax-free reorganization. (See Note K to Consolidated Financial Statements.)

                                  OUR PRODUCTS


We currently have no products that are commercially marketable. We are in the latter stages of development of a number of innovative aviation products that we hope to launch in the coming year. Our founder, Dr. Paul S. Moller, has for more than thirty years been engaged in research and development activities aimed at designing and producing an aircraft that combines the speed and efficiency advantages of the fixed-wing airplane with the vertical take-off and landing and hovering capabilities of the helicopter. We believe that such an innovation will deliver to a wide range of conventional aircraft operators a new level of utility and economy for a variety of aerial applications. By-products of our aircraft development activities, in particular the Moller Rotary Engine and the Aerobot remotely-flown air-borne vehicle, should become important products in their own right and could account for an important segment of our overall sales once production commences. As of the date of this filing, however, it remains uncertain when, if ever, we will enter commercial production on any of our products.


The Skycar and Aerobot are products we plan to offer in the future. They are based upon fundamental research and on earlier prototypes developed by Moller International. The Skycar concept is through the detail design stage and we have a prototype undergoing pre-flight testing at this point. There are significant technical issues that remain unproven and may preclude us from meeting the design objectives for the Skycar. The Aerobot is a limited-production vehicle, with twelve prototypes built, tested and delivered to end-users. Neither vehicle is ready for volume production at this time, nor is there any guarantee that they will ever reach a point where they are viable products.





M400 Skycar  --


Our principal product will be the M400 Skycar vertical take-off and landing ("VTOL") aircraft. The concept of the Skycar as a personal transportation vehicle is that it would be so practical and affordable that it could become a preferred mode of transport, replacing at once the automobile and the private or commercial airplane for many trips. Should we succeed in achieving a production aircraft design meeting our target specifications, we believe the M400 will support such a degree of usefulness.


               [GRAPHIC OMITTED - Moller M400 "Skycar" prototype]

Following are our target design and performance specifications for the M400 4-passenger (including pilot) aircraft:

     Passengers.............................4      Dimensions (LxWxH).........19.5'x 8.5'x 7.5'
     Cruise speed@20,000'.............355 mph      Takeoff and landing area...........35-ft dia
     Top speed@20,000'................395 mph      Noise level at 500 ft (goal)..........65 dba
     Maximum rate of climb..........6,125 fpm      Critical failure components.............none
     Maximum range.....................900 mi      Complex moving parts.....................few
     Payload excluding fuel...........735 lbs      Piloting difficulty......................low
     Fuel consumption.................30+ mpg      Vertical takeoff and landing.............yes
     Operational ceiling............29,000 ft      Garage parking/roadability...............yes
     Gross weight...................2,400 lbs      Uses automotive gasoline.................yes
     Engine power (2 min rating)......1200 hp      Emergency parachutes.....................yes

We believe that if we succeed in achieving the above cruising speeds, altitudes, payloads, and fuel economy per passenger mile in a production model aircraft, the Skycar will compare favorably with today's light twin-engine and turbo-prop airplanes. But the M400 should offer the additional advantage of needing no runway for take-off and landing, since it will be able to hover and take-off vertically like a helicopter. But because the M400's VTOL capability will be provided by our proprietary "ducted fan" technology rather than a helicopter-type system of main and anti-torque rotors, maintenance and repair costs should be significantly less and safety should be considerably enhanced.

It is important to recognize that the above design specifications are theoretical, based on research, engineering, and flight- and wind tunnel-testing of various components. They have not yet been demonstrated to be achievable in a production model aircraft.

The following table compares certain of the target performance specifications of the M400 to a current production model helicopter and fixed-wing airplane that we believe might be potential competitors for production model M400 customers:

                                  ----------------------- -------------------- ---------------------
                                        Powered-Lift           Helicopter             Airplane
                                  ----------------------- -------------------- ---------------------
                                    Moller International    McDonnell Douglas   Aerospatiale/Mooney
                                        M400 Skycar(R)          ND 530 N              TBM 700
                                  ----------------------- -------------------- ---------------------
Performance
     Cruise speed                         355 mph                155 mph              340 mph
     Maximum rate of climb               6,125 fpm              1,850 fpm            2,800 fpm
     Maximum range                         900 mi                245 mi               1,900 mi
     Fuel consumption                     30+ mpg                 4 mpg                7 mpg
     Vertical takeoff and                   yes                    yes                   no
       landing

Payload and Capacity
     Passengers                              4                   4 to 5                4 to 7
     Payload excluding fuel               740 lbs               1,325 lbs             336 lbs
     Payload with 900 mi range            740 lbs                60 lbs              1,554 lbs

Safety
     Critical failure components            None                 Several                One
     Complex moving components              Few                   Many                  Few

Other
     Maintenance costs                      Low                 Very high             Moderate
     Piloting difficulty                    Low                 Very high               High
     Garage parking /                       Yes                    No                    No
       roadability

Price                                     $995,000             $1,010,000            $1,900,000

--------------------------------------------------------- -------------------- ---------------------


      The above figures represent the actual manufacturers' performance specifications for the helicopter and airplane models listed, and our theoretical specifications for the Skycar 400. They are presented here to illustrate the comparative utility of the three types of aircraft. However, it is not yet certain that we will indeed achieve our target specifications, nor will we know the actual values for the Skycar until we have completed further development. Also, the $995,000 selling price for the Skycar is estimated, based on numerous assumptions that may or may not bear out over time. The actual selling price may be more or less than $995,000.

         We believe that certain specific design features of the Skycar(R) will further facilitate its eventual acceptance as an alternative vehicle of mass transportation. These features will include:

o    Computer-augmented flight stabilization system

o Fly-by-wire control systems (electrical wires take the place of mechanical cables) and on-board computers which can interface with and be controlled by remote ATC system computer and navigation resources

o High-speed capability, which maximizes the benefits of personalized air travel.

o Hover or low speed capability, which provides the ability to cue up for entry to or exit from highly controlled air lanes.

o Ability to climb, descend, accelerate and decelerate rapidly to enter and exit air-lanes quickly

o Relative insensitivity to gusts and wind shear that makes tightly constrained flight possible

o    VTOL ability to land anywhere which allows emergency exit from air-lanes

o    Small size which reduces required vertiport infrastructure dimensions


Notwithstanding these design features, the utility of the Skycar in mass transportation will be limited by existing laws and regulations. For example, Federal Aviation Regulations ("FARs") prohibit operation of civil aircraft within certain airspace, and require minimum altitudes above, and horizontal separation from, obstacles on the ground and in other airspace. In addition, much of the airspace in and around major metropolitan areas require that pilots operating in such areas hold special qualifications. And although we intend that the Skycar have the capability to travel from "garage to garage," in urban and suburban areas existing laws and regulations will preclude most such "off-airport" operations.

Moreover, mass transportation using the Skycar would likely have to rely on some future navigation system such as NASA's (National Aeronautics and Space Administration, an agency of the federal government) proposed Small Aircraft Transportation System ("SATS"), which is funded with $69 million of public funds over the next five years. NASA predicts demonstration of a "Highway in the Sky" system by the year 2008.


Environmental Noise Issues


The theoretically-achievable noise level of the M400 Skycar with conventional muffling and noise abatement technologies would allow it to fly with somewhat lower noise levels than present fixed-wing aircraft. It should be considerably quieter than a helicopter because of the enclosed fans instead of the open rotor blades.

Use of urban area vertiports is unlikely due to city noise abatement laws unless the Skycar were to employ some degree of mutual noise cancellation. Tests to date by other researchers suggest that a 15-decibel drop in noise is achievable with mutual noise cancellation. If so, it would be possible for the Skycar to operate from most locations except the user's home, where a 30-decibel drop in noise may be required by noise abatement laws. To achieve this reduction in noise level as needed for such a flight originating from a residence, three-dimensional mutual noise cancellation would be required. There is no assurance that such a reduced level of noise can be achieved for the noise spectrum generated by the Skycar.

Further Skycar Development Stages


The company is currently conducting hover tests with the M400 prototype that is equipped with experimental single-rotor rotary engines. No significant costs are anticipated for completion of this stage, which is expected by mid-2002. Success of this stage will depend upon demonstration of an easily controlled hovering flight. This is yet to be achieved with this four-passenger M400 Skycar model but has been demonstrated on several occasions by an earlier 2-passenger model numerous times.


Once the prototype hover tests are complete the present Skycar engines will be replaced by two-rotor Rotapower engines currently in limited production. The purpose of the engine change is to allow the M400 Skycar to undertake "translation" tests at low speed with the safety of significantly higher reserve power. ("Translation" in this context means lateral and vertical movement at a modest speed where lift remains entirely dependent upon the thrust from the engines (non-aerodynamic lift.)) These tests are expected to be completed by June 30, 2002. The cost for these extended tests is expected to be between $1.5 and $2 million. The risk at this stage centers almost entirely around the reliability of the various aircraft systems. These flights are to be carried out over water at altitudes up to 50 feet to lessen the damage to the Skycar should a system fail and to reduce the risk of fire to the aircraft and injury to the pilot.


The third phase of the Skycar test program involves flight speeds sufficiently high so that direct lift from the ducts is replaced by aerodynamic lift generated on the wing surfaces ("transition" or aerodynamic lift). Wind-tunnel tests indicate that the Skycar is capable of completing this transition. However a number of factors are present in free flight that cannot be accounted for in a wind tunnel. Therefore there is no assurance that these tests will be successful without incidents that risk both the aircraft and the pilot. Modest success would allow demonstration of transition before the end of 2002. Achieving even one successful transitioning flight would establish the overall viability of the Skycar approach to this historically difficult aspect of VTOL flight. While the Skycar is marketable during the entire period, a successful demonstration of transition to forward flight may provide the catalyst for credibility of the design and promote capital investments that would allow us to enter into an initial low rate of production. We anticipate being able to actively market the vehicle to military and selected non-military clients in 2003, with potential sales resulting late in that year and thereafter. Military sales projections are based on the level of interest expressed by military representatives visiting our facilities over the years and especially within the last 24 months. While such interest does not constitute a legally-binding commitment, we believe it provides us with some indication of future sales potential. Other near-term potential sales could be to individuals who have contacted us and requested to purchase a Skycar and have subsequently been issued a delivery position. Approximately 100 delivery positions have been assigned. (A delivery position is a right not purchase, but not an obligation to purchase.) Sales, if any, prior to 2003 would likely be to sophisticated clients who have evaluated the technical data and arrived at a conclusion about the potential of the aircraft without the added "proof" of a transitioning flight.


Reliability and production feasibility under FAA "airworthiness" standards will next become the company's objective. Tooling up for limited production of an airworthy vehicle for military use will require approximately $25 million and is expected to take 12 to 15 months. This military model is expected to be developed under military contracts. However there is no assurance that a mass-producible model will result from a limited number of sales to the military or that the military will in fact act upon their current interests.

Liability Insurance -- Numerous Skycar(R) design features, if achievable in a production model aircraft, will in our opinion make the vehicle inherently safer than other aircraft. The Company is in discussions with representatives of the insurance industry with respect to the advantages of Moller's technology and aircraft design. Frank Crystal & Company, Inc. of Lenexa, Kansas has provided us with information and initial consulting to manage insurance loss control and claims management. In addition we have been advised of their interest in providing comprehensive product liability evaluation reviews during the FAA certification of Skycar production processes in order to mitigate potential shortfalls in this area and develop the background material to substantiate our claims for improved air safety. Insurance costs may be significant, may add to the projected cost of the Skycar and adversely impact our ability to provide a competitively priced vehicle. We have not yet purchased liability insurance but plan to engage risk management consultants during the FAA certification process.



Aerobot Remotely-operated Aerial Vehicles


Aerobot(R) is our design for a line of remotely piloted VTOL vehicles. The principal advantage of these craft is the ability to hover at a fixed point in space, which we believe makes them suitable for payloads such as video cameras and other sensors for data acquisition and inspection. The Aerobot is intended to carry a wide variety of customer supplied mission specific payload packages. Payload requirements are model-specific and there are restrictions on weight, size and location. We have incorporated video camera technology, and believe other technologies such as sensors and transmitters are within the Aerobot's payload capabilities, although we cannot guarantee that any payload within weight and size limitations will perform as desired or allow the Aerobot to function properly. Moller has developed and demonstrated both electric- and fuel-powered Aerobots(R) for commercial and military applications, although we have not commenced commercial marketing of them.

The electric-powered Aerobot(R), which employs an umbilical cord to transmit power, data and control signals, can stay aloft for extended periods (8-12 hours or to the limitation of ground-supplied electrical power) at heights of up to 250 feet. The fuel-powered Aerobot(R) utilizes Moller's rotary engines, which produce greater than 2 horsepower per pound of engine weight. A high power-to-weight ratio, a lightweight airframe, and a patented system for automatic stabilization and control are key design elements of both types of Aerobot(R).

The demonstrated performance specifications for the two Aerobot models are set forth in the following table:


                                ----------------------- --------------------
                                   Electric-Powered         Fuel-Powered
                                        ES20-9                 FS24-50
                                ----------------------- --------------------

Payload (including fuel)                15 lbs                 65 lbs

Empty weight                            40 lbs                 90 lbs

Hover time                            8-12 hours*              1.5 hrs

Hover ceiling                           250 ft                2,500 ft

Forward speed                             --                   50 mph

Size                             26"L x 26" W x 14" H    30"L x 30"W x 16"H
----------------------------------------------------------------------------
* Flight duration is calculated based on estimated run-time of ground-based electrical generator.


We expect to continue to solicit and execute contracts for government use of our Aerobots. As in the past and for the next 18 months, these contracts are expected to be for one-off demonstration vehicles. The $200,000 to $300,000 price of these one-off Aerobots will remain 200-to-300% higher than the desired target price of approximately $100,000 as long as volume is insufficient to establish quantity discounts for its components. This may restrict initial sales to those clients, if any, to whom price is less important than the functional characteristics of the Aerobot. However, if expressed interest translates into increased sales, the production price could reduce to a point where civilian, paramilitary and military use could be broadened, resulting in increased sales. However at this time there is no assurance that volume sales of the company's Aerobots can be achieved.



Moller Rotary Engine

Moller has acquired and developed proprietary technology enabling the Company to manufacture a high performance, low-cost rotary engine that produces more than 2 horsepower per pound of engine weight. Key design characteristics and the resulting attributes of Moller's engines are outlined below and are applied to its intended use as a ducted fan powerplant:

Design Feature                                       Attributes
--------------------                                 -------------

Air-cooled or charge-cooled rotor                   Light Weight
Aluminum housings
Simplified Lubrication System

Few moving parts                                     Low cost
                                                     Reliability

Perfect dynamic balance                              High propulsive
  Low vibration                                        efficiency
  Solid engine mounts
  Small fan tip clearance

Four-stroke combustion cycle                         Good fuel economy
                                                     Low noise
                                                     Low emissions


We believe that Moller's rotary engine, called the Rotapower engine, will be advantageous for ducted fan VTOL applications such as those required by the Skycar(R) and Aerobot(R) product lines. The engine's round shape and small size will allow it to be hidden in the center of the duct behind the fan hub. Furthermore, the engine's power-to-weight ratio should enhance performance in VTOL applications, where all of the required lift must be provided by the engine/fan unit without benefit of a wing surface as in a rolling take-off or landing.

Moller International granted Freedom Motors a license to manufacture, market and distribute the Rotapower engine for all applications except for aviation and use in ducted fans. In return for this license, Freedom Motors agreed to pay Moller International a 5% royalty on all sales of the Rotapower engine. See Exhibit 10
- Technology Development and License Agreement.

Moller's unique engine design is based on a rotary engine that was mass-produced by Outboard Marine Corporation ("OMC") from 1972 to 1976. In 1985, Moller purchased the OMC drawings, production routing sheets and engineering support man-hours. The Company subsequently hired the key OMC engineers who had developed the engine, participated in the production engineering process and contributed to the establishment of the service organization.


Using the OMC single-rotor engine as a starting point, Moller created a high-performance, modular design engine. The Company added electronic fuel injection and thermal barrier coatings, and introduced unique seal, lubrication and cooling systems. In all, Moller has made more than 25 major engine design improvements, of which eight are deemed patentable and two are patented and one is patent pending. Prior to entering production, Moller expects to have applied for patents on all key elements.



                  [GRAPHIC OMITTED - MOLLER ROTAPOWER ENGINE]

Specifications of Moller's high-performance engines are as follows:

                                   ------------------------------------
                                              High Performance
                                   ------------------------------------
                                       Single-Rotor        Two-Rotor
---------------------------------- -------------------- ---------------
Specifications
     Weight                               55 lb               85 lb
     Dimensions (L, Diameter)          14 in, 11 in        19 in, 11 in
     Displacement                         530cc               1060cc

---------------------------------- -------------------- ---------------
Performance
     Rated Power                          80 hp               160 hp
     Rated Speed                         7000 RPM            7000 RPM
     Maximum Speed                       7500 RPM            7500 RPM
     Idle Speed                          1800 RPM            1800 RPM
     Porting                              Radial              Radial
---------------------------------- -------------------- ---------------
General                                  All engines can operate
                                        on regular grade gasoline
-----------------------------------------------------------------------

To demonstrate the significance of Moller's rotary engine technology for aircraft applications, the following table and graphs compare the high performance two-rotor engine to a standard piston engine of similar horsepower.


                               ------------------ --------------------
                                MOLLER ROTARY(1)   STANDARD PISTON(2)
         --------------------- ------------------ --------------------
         POWER                       160 hp              180 hp
         --------------------- ------------------ --------------------
         WEIGHT                      85 lbs              260 lbs
         --------------------- ------------------ --------------------
         VOLUME                      1.0 ft3             8.6 ft3
         --------------------- ------------------ --------------------
         FRONTAL AREA                0.8 ft2              3 ft2
         --------------------- ------------------ --------------------

                                 Comparison of Moller rotary and Standard Piston Engines


         Horsepower per Pound               Horsepower per Cubic Foot           Horsepower per Square Foot
            Of Engine Weight                   of Engine Volume                     of Engine Frontal Area


                                                                                        200
                                                                                      -------
                                                                                      -------
                                                    160                               -------
                                                  -------                             -------
                  2.0                             -------                             -------
                -------                           -------                             -------
                -------                           -------                             -------
                -------                           -------                             -------
                -------                           -------                             -------
                -------      0.7                  -------                             -------
                -------    -------                -------                             -------
                -------    -------                -------                             -------       40
                -------    -------                -------                             -------     -------
                -------    -------                -------       15                    -------     -------
                -------    -------                -------    -------                  -------     -------
                -------    -------                -------    -------                  -------     -------
            --- ------- -- ------- --         --- ------- -- ------- ---          --- ------- --- ------ ---

                Moller    Standard                Moller     Standard                  Moller    Standard
               Rotary(1)  Piston(2)              Rotary (1)  Piston(2)               Rotary (1)  Piston(2)

           Moller Advantage:  3:1              Moller Advantage:  11:1               Moller Advantage:  5:1

----------
(1)  Two rotor, 530cc/rotor
(2)  Avco Lycoming 0-360-A




Our Rotapower engine is in very limited production. It has been installed in a number of non-aircraft products for field testing. The company is presently under contract to develop a diesel-fueled version of its engine. To date the company has demonstrated the ability to operate its engine on diesel fuel at about 60% of the power it can generate on gasoline.


Because of the military's interest in lightweight engine running on diesel or jet fuel the company has previously received government support to achieve its present level of success. Presently the company is testing its engine for long-term durability that means establishing a time between overhauls of at least 1000 hours. It has successfully completed an FAA-type engine durability test of running the engine on gasoline for 150 hours at maximum power. If a 1000-hour-plus test can be achieved with diesel fuel the potential for military and civilian sales of an aircraft Rotapower engine is likely to increase. There is no assurance at this time that this endurance test will be successful. The company does not intend to produce the Rotapower engine for aircraft use, but intends to license it for aircraft and ducted fan use while retaining production of the rotor which requires unique high volume production equipment that the company has exclusive access to.



Liability Insurance - Frank Crystal & Co. have provided us with a comprehensive insurance plan dated July 20, 2000. This plan outlines a Product Liability Proposal for an estimated initial product exposure of $6,250,000 in annual engine sales. (We estimated our annual sales for the purpose of obtaining the insurance quote and planning our operating costs - we have no particular basis for projecting such volume of sales as of any specific date in the future.) The cost identified in this proposal was an initial deposit of $25,000 per annum with an audit adjustable rate of $4.00 per $1,000 of sales below $6,250,000 and $3.00 per $1,000 of sales above $6,250,000. We did not accept the insurance proposal, but believe the premiums quoted (adjusted for inflation) to be representative of our costs to insure ourselves against product liability issued in the near-term. There is no guarantee that these rates will remain effective or apply to the Rotapower engine when actually needed. Higher costs could adversely impact our ability to produce and market an economically competitive engine.


Regulation of Aerobots and Engines

The Aerobot's use is controlled by the FAA if it is untethered, except for military use. No federal, state or local approval is required at this time regarding the design or construction of either the engine or the Aerobot. However there is no assurance that such regulations will not come into existence in the future.

PATENTS

Moller International holds the following U.S. and Foreign Patents:

         Domestic Patents

Number   Description                Country          Date Issued


0,292,195         Air vehicle                    U.S.A.                1987
4,795,111         Robotic air vehicle            U.S.A.                1989
0,312,068         VTOL aircraft                  U.S.A.                1990
5,115,996         VTOL aircraft                  U.S.A.                1992
5,413,877         Rotary engine coating          U.S.A.                1995
6,164,942         Rotary engine cooling          U.S.A.                2000
6,325,603 B1      Charge cooled rotary           U.S.A.                2001


         Foreign Patents

1,264,714         Robotic air vehicle            Canada                1990
  105,073         VTOL aircraft                  Australia             1989
   63,994         VTOL aircraft                  Canada                1989
   22,192         VTOL aircraft                  New Zealand           1989
1,054,212         VTOL aircraft                  United Kingdom        1988
  266,288         VTOL aircraft                  France                1989
M880,250.1        VTOL aircraft                  Germany               1988
2.075,043-0       VTOL aircraft                  Canada                1992
  636,273         VTOL aircraft                  Australia             1993
  880,318         VTOL aircraft                  Japan                 1993
  0513245         VTOL aircraft                  Europe                1996
  4653/95         Rotary engine coating          Korea                 1995


         Applications Pending

472,696           Air vehicle                     U.S.A.               1990

   --             Stabilizing Control Apparatus   U.S.A.               Patent Pending
                  For Robotic or Remotely
                  Controlled Flying Platform

   --             Rotary engine lubrication       U.S.A.               Patent pending


   --             Improved Skycar                 U.S.A.               Patent Application in progress

OUR MARKETS


Due to the innovative nature of the Moller Skycar, we cannot be certain of any level of market acceptance for the product. The following discussion of potential markets for our Skycar and Aerobot products is based upon: 1) our observations and understanding of the ways various owners and operators of conventional fixed-wing and rotary-wing aircraft have used those vehicles; 2) our assumptions as to how the proposed design capabilities of our products may prove more efficient, utilitarian, or cost-effective features in those same or similar applications; and 3) anecdotal data from a small number of potential customers who have visited our facilities and expressed interest in the Skycar. However, until we can manufacture and deliver production model aircraft, we cannot be certain that operators will indeed realize benefits by employing our products in place of conventional aircraft employing significantly dissimilar technologies. Our ability to successfully market our Skycar and Aerobot products will depend in large part on the ability of those products to deliver a realizable benefit to users.

In October 1993 Moller International obtained general, infrastructure, environmental, public safety and communications statistical data that we combined with our own research to aid in producing our marketing forecasts. We have continued to develop, update and maintain this data with input from Shephard's Unmanned Vehicles and other publications from the public domain.


Skycar

Prior to full FAA certification (See "Regulation - Airworthiness Certificate Requirements" below), we hope to be able to sell our products to certain operators who are exempt from the civil aviation certification requirements. These may include:

o    military and para-military (rescue, drug enforcement, and border patrol)

o wealthy individuals, for use within their own property in the U.S., Australia, Canada, etc.

o    foreign countries where FAA certification is not mandatory

No such customers have made any binding commitments with regard to our products.

Market Segments

Although there is no assurance we will be successful, we will attempt to develop markets for Skycar(R) within the following aircraft operator segments:

      General Aviation                           Military
      ----------------                           --------
      Private Individuals                        Surveillance
      Corporations                               Air utility vehicle
      Charter and Rental Services                Rescue
      Aviation Schools                           Medical Evacuation
      Utilities
      News Gathering
      Police/Fire/Rescue/Ambulance
      Drug Enforcement
      Express Delivery
      Border Patrol


We have relied upon our own research and anecdotal data from a small number of potential customers who have visited our facilities and expressed interest in the Skycar to support our belief that operators in the above categories will be interested in purchasing Skycars. Individual fixed- and winged-aircraft owners, charter and rental service owners, corporate officers, and a variety of other interested parties have given us their input on the suitability and desirability of the aircraft within these fields of use. However, such subjective input does not necessarily indicate that an economically viable market exists for the Skycar. Further, the above listing of potential market segments does not imply that Moller has contacted or received an expression of interest from each such market segment.



Competition

Today, there is no company that we are aware of offering a vehicle that is substantially similar to the Skycar(R). Companies periodically emerge with preliminary designs, but to date none has succeeded in demonstrating a working model, owing presumably to the high cost of developing the required technologies. Moller has test-flown an experimental vehicle and is completing the construction of a production prototype. Moreover, we have applied for and obtained patents on many key aspects of the Skycar, which we expect will stave off direct competition to some extent, although there can be no assurance of our ability to successfully defend our patents against infringement. The nearest competition, insofar as we are aware, appears to be the six to nine passenger tilt-rotor BA 609 (Bell-Agusta) which is in development. It's announced price of $10 million, however, will likely constrain it to a different market than the target market for the Skycar(R).


If we are able to successfully demonstrate the Skycar's flight characteristics, we expect that such success will generate renewed competitive interest. Primary competition is expected to come from large aircraft manufacturers because they have the resources necessary to enter the personal VTOL market. Given adequate financing, however, any of a number of existing small and large aircraft manufacturers could develop competitive products. We believe we have one advantage that will prove difficult for potential competitors to overcome, however, and that is our rotary engine and ducted fan propulsion technology. The advantage, however, may depend upon our future ability to successfully defend our intellectual property rights against infringement, of which we cannot be certain.

It is difficult for us to predict the precise sources of competition for our products, or our competitive position in the marketplace, owing to the fundamental dissimilarities between our products and the products that historically have been used in the roles for which our products are intended. Although we may surmise significant benefits to customers in switching to our products, because they represent a unique and innovative technology there is no historical basis for believing that customers will in fact switch.

In marketing the Skycar as a vehicle for personal transportation, we will have to compete against the sundry existing forms of transportation with which people are already familiar and comfortable. These include the automobile, railroads, buses, commercial aviation, and general aviation, among others. Each mode of transportation offers a unique set of advantages and disadvantages, relating to cost, convenience, comfort, safety, and perhaps other considerations. In order for the Skycar to gain acceptance as a mode of personal transportation, prospective users will have to conclude that its particular advantages justify its cost. There is no assurance that sufficient numbers of people will perceive such advantages as to create a viable market for Skycar.


AEROBOTS(R)

Many of the potential markets for air-borne remotely flown vehicles (Aerobot(R)) are currently addressed by manned helicopters and airplanes, both of which in our opinion represent significantly less economical solutions. In addition, the unmanned Aerobot(R) can operate in areas that are prohibitively dangerous for manned aircraft. Furthermore, the Aerobot(R)'s ducted fan design is well suited for operation in confined quarters where the exposed propeller or rotor blades of alternative solutions (both manned and unmanned) pose significant risks to people nearby and to the aircraft itself.

Market Segments


We believe the Aerobot(R) is suitable for a variety of commercial and military applications:



    Commercial                                      Military
    ----------                                      --------

    Bridge and utility line inspection              Battle damage assessment
    Building heat loss detection                    Electronic counter measures
    Smoke stack air quality testing                 Target acquisition
    Electronic news gathering                       Surveillance
    Sports event reporting                          Communications relay
    Hazardous waste detection                       Decoy operations
    Natural disaster damage assessment
    Law enforcement
    Fire surveillance

Competition


There are a number of unmanned aerial vehicles ("UAVs") in production today worldwide; however none of these, so far as we are aware, possesses characteristics substantially similar to the Aerobot. The most similar is the CYPHER, developed by United Technologies. The CYPHER is not capable of transitioning to significant aerodynamic flight, is much larger than the Aerobot and is considerably more expensive than the Aerobot.The CYPHER's design is very similar to a helicopter and the price is expected to be roughly equivalent to a small helicopter at $500,000 or more per vehicle.

The applications identified above in "Market Segments" have been compiled from lists of functions for existing UAVs. For example, the US Air Force has defined the roles and missions for a UAV with VTOL characteristics. This information is published on a publicly available web site (http://www.edwards.af.mil/articles98/docs_html/splash/may98/cover/future.htm) .
The US Navy's needs and requirements have been described in several articles, one of which is "Autonomous Vehicles and the Net-Centric Battlespace", by Barbara Fletcher, Space and Naval Warfare Systems Center, San Diego. In her paper dated April 24, 2000, Ms. Fletcher describes the potential role of UAVs in communications and control scenarios and specifically discusses the features of the Cypher VTOL UAV. In information describing the Cypher (http://users.chariot.net.au/~theburfs/URcypher.html) the company is reported to claim its product's non-defense roles outnumber potential military missions for the UAV, including counter-narcotics, ordnance disposal, forestry, law enforcement and search and rescue. We believe that if a less costly alternative with substantially the same performance characteristics to the Cypher were available, it would be considered by several government agencies.


Model helicopters are also competitors but are dangerous and very difficult to fly. Since both these competitors rely principally on direct lift their range and endurance are both limited compared to a transition-capable Aerobot.


The main advantage of the non-transitioning Aerobot is safety, size, ease of control, and low relative cost even at modest volumes. However the political and financial resources of companies like United Technologies are such that the Aerobot's superior performance does not guarantee it an economically viable market.



REGULATION

Airworthiness Certification Requirements

The Federal Aviation Act of 1958, as amended, vests in the Federal Aviation Administration (commonly, the "FAA") the authority to regulate virtually all aspects of civil (i.e., non-military) aviation within the United States, including pilot certification, airspace usage, and the certification of aircraft. The FAA exercises its authority primarily through the issue and enforcement of regulations, know as the Federal Aviation Regulations (or "FAR"s), which are codified in Title 14 of the Code of Federal Regulations. Among other things, the FARs set forth the type certification requirements (known as "airworthiness standards") for aircraft designs, the requirements for manufacturers' production quality control systems, the requirements for airworthiness certification of individual aircraft, and the operations and maintenance rules for air carriers and repair facilities.

The Aircraft Certification Service (designated "AIR" by FAA) is the department within the FAA that develops and administers safety standards for aircraft and related products that are manufactured in the United States or are used by operators of aircraft registered in the United States. Related products include engines, propellers, equipment, and replacement parts. As a regulatory function, AIR's mission priorities are:

1. continued airworthiness and other activities related to continued operational safety;
2.   rulemaking and policy development; and
3.   certification.

Continued airworthiness is given the highest priority because these activities have the greatest impact on the safety of operating aircraft and because they promote the continued satisfactory performance of approved systems, such as manufacturers' approved quality control systems. Rulemaking and policy development are considered to be a higher priority than issuing new certificates because the integrity of the certification program depends on the currency of applicable rules and policies.

One of the key goals of the certification and continued airworthiness standards is that each safety-critical system have a reliability of at least 0.999999999 per flight hour, which is another way of saying that a particular safety-critical component or system should have no more than a one-in-one-billion chance of failure for each flight hour. In pursuit of this goal, the regulations address a combination of requirements for design, analysis, test, inspection, maintenance, and operations. To permit design innovation, the regulations for the most part avoid specifying details such as materials, structural concepts, etc.; instead, designers are given a free hand as long as they accept the responsibility for showing that systems with innovative design features meet the FAA's stringent reliability standards.

The cornerstone of AIR's certification process is the "airworthiness certificate," issued for each individual aircraft. Generally, regulations prohibit operating an aircraft without an airworthiness certificate, or in violation of any limitation or restriction of its airworthiness certificate. Certificates may be issued as either "standard" or "special." Aircraft certificated in the Standard category are subject only to the same operating restrictions as most other production aircraft, that is, that they be operated within the manufacturers' approved design limitations for the particular type. "Special" category aircraft might include experimental designs or homebuilt aircraft, for example, and may be subject to various operational restrictions, such as a prohibition against carrying non-crewmember passengers, or operating over densely populated areas.

For a civil aircraft to receive an airworthiness certificate, the FAA must determine that the aircraft conforms in detail to an FAA-approved type design and is in safe operating condition. Similar requirements exist for engines, propellers, and certain materials, parts and equipment installed on certificated aircraft. The first step in the certification of a new design is to establish which body of standards will apply. Because the original aircraft classifications of "airplane," "airship," "rotorcraft," etc. would not accommodate the radical design of the Moller 400 Skycar(R) (and a couple of other VTOL designs in development by other companies), the FAA in the early 1990s established a new category and class of aircraft: "Powered-lift -- Normal Category," and set about developing an airworthiness criteria manual that would serve as the basis for certification. As of this filing, the manual has not been finalized, but we expect that the draft will suffice for us to proceed with initial testing toward certification. In fact, the FAA has indicated to us that because of the uniqueness of the Skycar(R), they expect to develop the final airworthiness criteria as we progress through the test program.

Once the company has been issued a "Type Certificate" for a particular design, each production aircraft we manufacture to those same specifications will be entitled to a "standard" airworthiness certificate. Even after the Type Certificate is issued, however, AIR has the authority to order us to make design changes if it determines that safety so requires.

Establishment of Skycar Certification Criteria

In 1990 Mr. Jack Allison, currently vice president and a director of Moller International, began working with the FAA with the goal of identifying the appropriate airworthiness criteria for certification in a newly-established aircraft category designated "powered lift - normal category," in which the M400 Skycar is classified. The first meeting was to organize the effort to complete the airworthiness criteria manual, and was attended by about 75 representatives from seven foreign and domestic aircraft and aerospace manufacturing companies, and members of the press. As a result of that meeting, Mr. Allison was appointed to the "technical issues panel" charged with responsibility for the primary flight systems. Other panels handled powerplants, avionics, and the airframe. A draft of the manual was issued and is now available.

The FAA has recently informed us that of the original seven firms involved in the effort, Moller appears to be the only one moving toward certification. The FAA has displayed what we regard as a very cooperative attitude through all of our preparatory work.


On May 19, 1999, Mr. Allison provided an informational briefing at Edwards Air Force Base on the Skycar. In attendance were a consortium of (1) test pilots from the Air Force stationed at Edwards AFB, (2) scientists and engineers from NASA Dryden, and (3) flight instructors and aircraft inspectors from the National Test Pilots School. As a consequence of this meeting, Moller received a proposal from this consortium that outlined a combined certification and airworthiness program for the Skycar, whereby the flight certification documentation would be written in parallel with the flight testing. This procedure would accelerate the process of identifying certification criteria and reduce the time necessary to achieve production-oriented procedures and processes. The consortium estimates that the proposal would require Moller to budget $1.2 million for the program with a time frame of approximately three years to define the requirements for FAA certification. The FAA has not approved or disapproved the proposal, nor is it the agency's function to do so. The objective of this activity is to provide suggested appropriate additions to what we feel is the currently immature language of the FAA's regulations regarding the issuance of Airworthiness Criteria for Powered Lift Normal Category aircraft.


Effect of Certification Requirements On Our Operations

An aircraft's airworthiness certification bears on its usefulness to its owner or operator. In particular, the value to a prospective purchaser of an un-certificated or "special" certificated aircraft may be affected to some extent by the corresponding operational restrictions, which can prevent them from taking full advantage of the aircraft's design capabilities. Certain operators, however, are exempt from the airworthiness requirements to varying degrees, and we expect that such operators may provide a market for our products prior to final FAA certification. See "Marketing Strategy" below.

Certification testing will be a recurring expense for us as we bring our products to market, and incorporate design improvements into previously certificated models. The initial type certification testing on each aircraft design will encompass design approvals for materials, spare parts, and other equipment to be installed. Therefore, if we or any of our potential strategic partners should choose to make a major modification in a model, such as an airframe re-design or changing a safety-related onboard system, the change may have to undergo additional testing to prove the new system's reliability.

As a future aircraft manufacturer, we will undertake an ongoing obligation to monitor the serviceability and safety of the aircraft we expect to build and sell. We intend to establish and maintain, at our expense, a system of feedback and reporting whereby maintenance mechanics and inspectors can report back to us any and all failures, excessive or unpredicted wear, malfunctions, and flight safety issues of any kind that arise or are detected during maintenance and repair activities. Where appropriate, we will issue "service bulletins" to owners and operators of the affected model, detailing the problem and our recommendation for correction. Where the problem may potentially affect the safety of flight operations, we may recommend to the FAA that they issue an Airworthiness Directive (commonly called an "AD") making the correction mandatory for every operator.

It is impossible to predict the future costs to us of ongoing compliance with federal airworthiness regulations; however, we expect that the costs will be manageable and that we will be able to absorb them in our pricing structure.


Pre-production Test Flight Program

Tethered flight tests have been conducted with the M200X aircraft using the same number of rotary engines (eight) and a forerunner of the type of electronic control and stabilization system as is employed on the M400 Skycar(R). We will conduct extensive ground tests of all of the M400's systems prior to commencing flight tests.


We expect to begin test flying the pre-production model of the M400 in late 2002. The aircraft will be flown tethered initially so we can test and de-bug the stabilization and control electronics. We will first explore systems functions in the safest portions of the flight envelope, then expand the envelope toward the design operational limits in test flights of three or four aircraft. We expect the entire test program, involving many hours of powered tests on the ground and in tethered flight, and several hundred hours of free flight tests, to extend through the year 2004 to achieve FAA certification. However, this forecast is based upon the assumptions that (a) the Company will succeed in raising sufficient capital to cover the costs of flight testing, (b) a number of remaining engineering problems will be resolved through further development, and (c) that the FAA will establish certification criteria for the Skycar that are within our technical capabilities. All of these assumptions remain highly uncertain as of the date of filing of this registration statement.


Pilot Requirements

Initially, a private pilot's license will be required to pilot the Skycar(R), primarily to ensure adequate flight management and navigational skills. To obtain a license, the prospective pilot must pass a flight test administered by a licensed flight instructor in order to demonstrate familiarity with its simplified controls. The Skycar(R) is not piloted like a traditional fixed-wing airplane and has only two hand control sticks that the pilot uses to inform the redundant computer control systems of his or her desired flight maneuvers. The Company plans to have its own pilot training program until the Skycar(R) is FAA certified. Once the Skycar(R) is certified, it is expected that all training programs will be provided by private and/or military aircraft flight training schools. The FAA has begun awarding "Powered Lift" pilot's licenses.

MARKETING STRATEGY

In the early stages of sales development, we plan to market primarily through direct selling by Company sales specialists to individual customers within our target markets. Brand exposure may be accomplished through displays at trade shows and industry exhibitions, direct mail, advertisements in aviation publications, and cooperation with the news media. For at least three decades the news media has followed the progress of Paul Moller's VTOL research and experimentation, underscoring the public's perennial fascination with the promise of convenient and affordable air travel made as personal and individualized as automobile travel has been. We expect, but cannot be certain, that the Skycar will continue to receive periodic media coverage as we approach our first delivery schedules.

M400 Skycar(R)

Although sales of the Skycar(R) into most civilian markets will require that we be able to deliver an FAA certificated aircraft, the regulations permit certain types of operations by certain defined operators to be conducted without the standard airworthiness certification requirement. These markets include:

         Government -- domestic and foreign agencies including:

                  Police departments
                  Border Patrol
                  Forest Service
                  Drug Enforcement agencies
                  Medical services

         Initially, we anticipate that most sales to this segment will consist of Skycars(R) for test and evaluation. The craft's capabilities should make drug enforcement agencies and Border Patrol viable candidates for early purchases. However, we have not received any commitments from those agencies to make any such purchases.


         Military -- Initial sales to domestic and foreign military organizations will likely be for test and evaluation purposes. We anticipate that military organizations will utilize the Skycar(R) in critical applications for which competing aircraft are ill suited. For example, the Skycar(R) is expected to have superior speed, range and VTOL capability for the rescue of crews of downed aircraft with minimal risks. In addition, military subcontractors may wish to use the Skycar(R) as a platform for autonomous aircraft programs, one of the fastest growing areas of military spending. Autonomous aircraft applications currently utilize un-manned aircraft piloted by infrequent remote control commands or under the control of a monitoring computer. Such aircraft are currently in use by the military as remote data gathering platforms that feed information via radio or other communication links back to a flight control center. Moller expects that military organizations will wish to use Skycars(R) in a broader range of applications if volume production reduces manufacturing costs and overall pricing. Eventually, we believe the Skycar(R) has the potential to become the aerial counterpart of the "HMMWV," the military's current ground utility vehicle.

         Corporations -- Moller intends to sell the M400 Skycar(R) to corporations for use in the airspace above their property and we plan to specifically target companies in industries such as timber and oil that have survey and exploration needs. The Company also expects that it will be able to address a broader range of commercial applications in some foreign markets due to fewer legal restrictions than in the United States.

Assuming that the Skycar eventually receives full airworthiness certification, we will consider augmenting our sales efforts with retail dealerships, either existing or newly-franchised. Further, we intend to establish a network of regional maintenance and repair facilities, either Company-owned or partnered with existing service facilities, to handle routine maintenance and repair services for non-military Skycars.


MANUFACTURING

Skycars(R)

We believe that the long-term success of any aircraft manufacturer is dependent on the quality of the vehicle produced. The quality of both the design and manufacturing processes is important. Moller expects to purchase or contract out the major Skycar(R) components that require capital intensive equipment, subject to Moller's rigid specifications and stringent quality assurances and testing requirements. We expect that some components and parts will be finish-machined in Moller' s facilities when they have proprietary technological content, require special finishing, or are small custom parts with little tooling required. Moller plans to perform quality control, assembly and final test work at its own facilities. During 2002 and 2003, any manufacturing work will necessarily be executed using low volume techniques. Special tooling and manufacturing processes are expected to be developed for higher volume production in the year 2004 and beyond.

Airframe manufacture encompasses the assembly of the major airframe components (fuselage, wing and nacelles) and installation of fuel and oil tanks, parachutes, seats, canopy, landing gear, and the vertical thrust vane system. Moller anticipates that a key strategic partner will be required in order to complete composite airframe construction. Moller will require a complete test of all systems through an extensive flight test program before final release.

Important electronic systems include computer stabilization, pilot controls, display, power regulation and engine controls. Electronics manufacture will include the following activities:

     -    Assembly of electronic sub-systems
     -    Burn-in of electronic components
     -    Mounting of printed circuit boards
     -    Fabrication of electronic enclosures
     -    Interconnection of components and wiring
     -    Installation of equipment in airframe

While no specific firm has been identified at this point, we expect to work with one or two key strategic partners to provide electronics and avionics systems for the Skycar(R).

The quality control department will be an autonomous organization carefully integrated into every aspect of the production operation. Every employee will play a part in assuring the highest possible level of quality and performance.

Aerobots(R)

Both electric-powered and fuel-powered Aerobots(R) can be produced in the present Moller facility in volumes of up to four per week, which is sufficient for currently projected production through 2002. The electric-powered Aerobot(R) consists of off-the-shelf components and high performance motors, electronic control boards, and a composite frame manufactured by Moller. Both individual components and final assembly are inspected to assure product quality. The fuel-powered Aerobot(R) utilizes the Moller rotary engine (single-rotor) and thus requires more extensive facilities. The frame of the fuel-powered Aerobot(R) is of welded construction; the fuel tank, duct and cowling are composites. Some component and subassembly tests will supplement the basic assembly quality control. Costs of manufacture are expected to decrease for both Aerobots(R) as production volumes increase. However, no specific amount or rate of decrease can be projected at this time.

In most cases, customers require a complete operating system, not just a vehicle. Moller plans to supply the radio control system and, in some cases, install the interface for the payload sensor system.

Engine

We expect that our Freedom Motors affiliate will supply most of the primary engine components necessary to generate a FAA certified Rotapower(R) engine. For that reason various elements are already incorporated into the basic engine design to satisfy future requirement for FAA certification. For example, dual spark plugs and an appropriate thrust load carrying bearing are already part of the basic design. Moller will inspect, assemble, and test completed engines prior to their sale or incorporation in Skycars(R) and Aerobots(R).


EMPLOYEES

We currently have 14 full-time employees and 8 part-time employees, including 7 management and executive management personnel. We have no specific plans for a significant increase or decrease in the number of our employees. Future staffing needs will depend in large part on any partnering or out-sourcing arrangements we may make for manufacturing of components and sub-systems.

NEED TO RAISE ADDITIONAL CAPITAL TO COMPLETE DEVELOPMENT AND FLIGHT TESTING

Funding of operations over the next nine months is expected to be accomplished through the proceeds from the exercising of stock options currently held by our existing stockholders. However, we cannot give any assurance that such options will be exercised. Further, we believe that a successful translational flight demonstration during this period would greatly enhance the company's ability to secure military development contracts for an enlarged "M600" version of the Skycar, resulting in a separate source of capital. Failure to demonstrate an untethered translational flight within nine months could seriously jeopardize our ability to raise additional capital privately, publicly or by military contract.

We estimate a cost of $26 million to demonstrate a flight worthy pre-production model of the M400 Skycar. If we are successful, we believe that the M400 Skycar would generate interest within the U. S. military in the larger M600 Skycar. It may require an additional $40 million to complete an FAA-approved production facility that would allow the production of two M400 Skycars per day. Additional capital of $20 to $30 million will be required for start-up and inventory costs. Mass production of a civilian aircraft has never occurred but assuming success at a modest production level we anticipate that both military and civilian interest would justify the very large amount of capital (automobile-level production costs) necessary to achieve volume production of the Skycar. Such a level of production would be most likely to occur by means of a licensing arrangement or a strategic partnership with an established and well-capitalized company.

We anticipate that that if we successfully demonstrate translational flight capability by November 30, 2002, the credibility of the company's technology will be greatly improved. We believe that such credibility, if realized, should provide a business basis for an initial public offering of the Company's common stock to raise the approximately $90 to $100 million required to support a modest Skycar production rate of 2 vehicles per day by the end of year 2004. Depending upon the advice of financial consultants we expect to engage, it may be necessary to seek the required capital in two or more stages and from both public and private sources.

If translational flight capability is delayed or prevented for any reason, we may be unable to raise sufficient capital to support future development or production. In that event, the Company may be unable to continue its operations.

RISK FACTORS

Business Viability

We are still in the process of developing our products, and have yet to produce any meaningful level of sales or any profits from these products. There is no clear basis for judging our viability as a business enterprise, or our management's ability to develop the company to profitability.

Limited Experience

Our management has limited experience in aircraft manufacturing. While our management has considerable general business and management experience, and some specialized knowledge and experience in the in the aircraft industry, none of our current management has significant experience managing a business that manufactures and markets aircraft. Accordingly, our success will depend in large part on our ability to recruit or to contract individuals with specialized skills and knowledge relating to aircraft manufacturing and marketing without adversely impacting the overall budget for employee compensation. There is no assurance that we will be successful in retaining such specialists.

Need for Additional Capital

We will have to raise substantial amounts of capital before we can produce meaningful revenues from sales of our products with no assurance as to when or at what level revenues will commence. We estimate that we will need about $26 million to demonstrate a fully-functional, pre-production prototype Skycar, and an additional $40 - $90 million to complete FAA certification and begin initial production of certified aircraft. Should we be unsuccessful in raising the needed capital, we may never develop into a viable business enterprise. At this time, we have no specific arrangements with any underwriters for the placement of our shares, nor any binding commitments from any person to invest in the Company.

Dilution of Share Value

We will likely sell shares of our stock to raise capital needed to fund future operations. Any such sales will have the effect of reducing the proportionate ownership of existing shareholders.

Impact of Emerging Technologies

Evolving technologies may force us to alter or even abandon our product designs, or may render our proprietary technologies obsolete or non-competitive. Although we believe strongly in the existence of a substantial market for our products, new technologies are being developed and deployed at a rapid rate. It is possible that as time goes on, technological advances in such areas as power plants, propulsion systems, airframe materials, manufacturing systems, and perhaps others, will require us to make costly changes in our strategy or additional investments in equipment and in research and development in order to become or remain competitive.

Impact of Potential Product Liability Claims

The Company may expend an inordinate amount of its resources in litigating product liability claims. Historically, manufacturers of aircraft have been held by the courts to be liable for injuries suffered by crewmembers, passengers, and others where some design deficiency or manufacturing defect was found to have contributed to the injury. Although we intend to take all reasonable precautions in the design and manufacture of our products to ensure that they can be operated safely and without undue risk to life, health, or property, and we intend to purchase insurance against potential product liability claims, it is nevertheless possible that our operations could be adversely affected by the costs and disruptions of answering such claims.


Inaccurate Equity Tracking

Recently there were more shares sold than authorized if all outstanding options were to be exercised. This occurred due to inaccurate accounting of the company's equity, which has since been corrected by amending the Company's Articles of Incorporation to increase our authorized capital. However, a recurrence of such an error in the future might render your investment worthless.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Years Ended June 30, 2001 and 2000


Results of operations for the 2000 and 2001 fiscal years did not vary significantly. The Company incurred net losses, on a consolidated basis, of $1,957,600 and $1,912,500 in fiscal 2000 and 2001 respectively. Consolidated loss per share was $.05 and $.04 for the 2000 and 2001 fiscal years, respectively. The Company generated no significant amount of revenue in either fiscal year. The Company is currently using cash to fund operations at an approximate rate of $150,000 per month with the significant non-cash charges being depreciation and amortization of approximately $65,000 per year and the deferral of certain executive salaries at an annual rate of $190,000 per year.


Salaries and wages, including benefits, remained relatively constant, representing 44% and 45% of total expenses for the 2000 and 2001 fiscal years, respectively.


Rent expense on leased property increased by $60,000 in 2001 as compared to 2000, primarily due to the Company paying an additional monthly amount of $10,039 as rent expense to the majority shareholder/lessor to cover the increase in debt service on the property resulting from a re-finance of the leased property during the 2001 year. See Note H to the accompanying consolidated financial statements.

Consultant costs increased by $57,000 during the 2001 year as the Company incurred legal and audit costs in anticipation of filing this Form 10 Registration Statement.

Interest expense increased by $24,700 during the 2001 year as a result of increased borrowings. In addition, net interest expense for the 2000 fiscal year was impacted by the write-off of prior year accrued interest on debt that was converted into common stock.


Nine months ended March 31, 2002 compared to March 31, 2001

Miscellaneous revenues increased by $69,000 in 2002 over the same period in 2001, although this is not indicative of any meaningful revenue increase trends. Total operating expenses increased by $239,000, largely the result of increased research and development activities on the Skycar project and increased professional fees relating to the Company's Form 10-SB filing. Partially offsetting these increases was a decrease in depreciation expense resulting from the spin-off of Freedom Motors. Other expenses increased by $95,000 as a result of increased interest expense and a $50,000 accrual for a penalty to be paid by the Company to settle an SEC investigation into the trading of the Company's common stock.



Liquidity and Capital Resources

The Company has historically funded its ongoing operations from the sales of its common stock to outside investors as well as the proceeds from borrowings that are the personal obligations of the Majority Shareholder of the Company. This trend continued for the 2000 and 2001 fiscal years as well with approximately $3,100,000 and $1,200,000 million raised from the sale of common stock for the 2000 and 2001 fiscal years, respectively.

The Company had cash reserves of $24,123 at March 31, 2002. The Company estimates it will need at least $1,500,000 in additional funding to be able to continue in business through the next twelve months. The Company has no binding commitments from any source to provide such funding.

It is expected that costs for tooling and other materials will increase in the next year as the Company plans to build to 3 pre-production vehicles. Salary costs are not expected to vary significantly from current levels as the company intends to transfer personnel from the prototype-testing program to the construction of the pre-production craft. Both the ongoing costs plus any additional increases resulting from this initial construction phase are expected to be funded from the sale of additional common stock. The inability of the Company to obtain additional capital in amounts sufficient to continue development and pre-production activities will have a material adverse effect on operations.


The Company's working capital deficit increased from approximately $438,000 at June 30, 2001, to $906,000 at June 30, 2002, an increase in the deficit of $378,000. This increase was primarily the result of the Company using more cash to fund operations ($1,591,000), than was generated from the sale of equity securities, net of repurchases of stock ($1,158,000).

For the nine months ended March 31, 2002, the Company's working capital deficit increased by another $684,000 and, as was the case for the prior year, the deficit increase was largely due to the use of cash and increase in current liabilities which exceeded the cash generated from the sale of the Company's equity securities.

The Company is contemplating the potential purchase or lease of one piece of capital equipment over the next 36 months, a vertical CNC grinder, manufactured by Weldon Machine Tool, Inc. of York Pennsylvania. The equipment can be used in a variety of operations during the production of prototype engines and is capable of a wider size range of parts than the company's existing equipment. No firm commitment for this grinder has been made, but we have received a proposal identifying the approximate cost of $400,000 for the desired unit. No other capital equipment expenditures are anticipated at this time. The purchase or lease of this equipment is subject to the availability of funds, which have not been identified at this time.


Future Operation Costs

In October 2001 we received an order from the University of California at Davis, acting on behalf of the California Department of Transportation (CALTRANS), for an Aerobot to be used in a study of the application of unmanned aerial vehicle technology to the inspection of bridges and other large structures. Near-term operating costs are expected to rise as we finalize the design, fabricate and assemble the CALTRANS Aerobot, but are offset by the receivables from this Purchase Order.

In Q2 2002 through Q3 2002 we anticipate that operating costs will steadily increase. We intend to move personnel now dedicated to the prototype M400 test program to the design, fabrication and assembly of the pre-production M400 aircraft planned for construction later this year. Although labor costs will remain relatively stable, material costs will increase as inventory, tooling and raw materials are required to complete 2-to-3 pre-production aircraft. We expect that these costs will be funded initially by the proceeds from the exercise of certain outstanding stock options which must be exercised within 60 to 90 days after a successful demonstration of the M400's ability to hover, after which they expire. The demonstration necessary to trigger the 60-to-90-day period appears to be achievable and could occur very soon in the course of current hover testing. If fully exercised, this group of 2.6 million options, at prices ranging from $0.81 to $2.67, would raise over $5 million. We cannot be certain, however, that the options will be exercised, as investors typically do not exercise options unless they are "in the money" in addition to being near the expiration date of their options.


Although there is no guarantee that we will be able to raise sufficient funds from the sale of our common stock, we anticipate that this would provide the necessary capital for the initial low rate of production for Skycars and Aerobots. As Skycars and Aerobots are completed and delivered, revenue from the sale of these vehicles will be used to offset continuing production costs and the increasing production capacity.


Doubtful Status as a Going Concern

The continuation of the Company as a going concern is dependent upon our being able to secure sufficient sources of working capital to complete development of our planned product line. There can be no assurance given that we will be successful, in whole or in part, in being able to secure such resources.


We strongly believe that stock purchase options held by existing stockholders will be exercised in the near future. The option exercise terms require a one-minute hover flight by the M400 at an elevation of ten feet. The terms state that the vehicle can be tethered and powered remotely or with a pilot onboard. The demonstration necessary to trigger the 60-to-90 day option exercise period appears to be achievable and could occur very soon in the course of current hover testing. We consider the exercise prices of the stock options to be favorable to a block of option holders where the exercise of such options is triggered by successful hover testing, since the prices (ranging from $0.81 to $2.67) are significantly less than the most recent private stock sales by the Company (averaging $3.12 per share). For that reason, we expect that the majority of these options will be exercised, and we estimate proceeds to the Company of around $5 million. However, exercise of the options is purely voluntary, and there can be no assurance that all or any of such options will be exercised in the future. Further, intervening internal and external events may make exercise of the options unattractive to the option holders for many different reasons. Although a public offering of our common stock may be possible in the future, we believe that proceeds from the exercise of outstanding stock options are a more realistic source of capital over the next several months. However, unless a substantial percentage of the option holders elect to exercise their stock options during 2002, the Company may have insufficient working capital to continue its business.

Plan of Operation

If 50% of the option holders exercise their stock options, the Company would realize sufficient capital to finance the immediate goal of achieving an untethered translational flight by mid-2002, with sufficient funds remaining to allow the company operations to continue while preparing for an initial public offering. The sale of the Company's common stock is one potential vehicle for raising production-related capital. Other possible sources of capital include sale or license of distribution and marketing rights and non-refundable deposits on the purchase of Skycars. However, the Company has not taken any action to date with respect to such capital sources.

We believe that a successful translational flight during the next nine months would greatly enhance the company's ability to secure military development contracts for an enlarged version of the M400 Skycar called the M600 Skycar.

On the other hand, failure to demonstrate an untethered flight of the Skycar within this period could seriously jeopardize the company's ability to raise additional capital either privately, publicly or by military contract.


ITEM 3.  DESCRIPTION OF PROPERTY

We are leasing a 35,000 square foot facility in Davis, California, from Dr. Paul Moller, our President and the majority shareholder of Moller International (see
Item 7 - Certain Relationships and Related Transactions). This facility contains the electronics and computer-engineering lab, CAD/CAM lab, computer controlled machining center, composite airframe assembly area, engine assembly and test facility, and sales, marketing and administrative offices.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following are all of the individuals or groups known by the company to be the beneficial owner of more than five (5) percent of any class of the issuer's securities:

                  Name and Address of       Amount and Nature of       Percent
Title of Class     Beneficial Owner         Beneficial Ownership       of Class
--------------    ------------------        --------------------       --------

Common Stock      Paul S. Moller                28,230,510              65.09%
                  9350 Currey Rd
                  Dixon, CA 95620



Paul S. Moller, President, Director and Chairman of the Board of Directors is the sole shareholder of Moller Corp. Moller Corporation holds legal title to 25,919,909 of the shares of common stock listed above as beneficially owned by

Paul S. Moller. Rosa Maria Moller, the spouse of Paul S. Moller,owns 200,000 shares of common stock which are included in the figure above, although she holds them as separate property in her name alone.



The following are all of our officers and directors who are beneficial owners of our securities


                  Name and Address of       Amount and Nature of       Percent
Title of Class     Beneficial Owner         Beneficial Ownership       of Class
--------------    ------------------        --------------------       --------

Common Stock      Paul S. Moller                  28,230,510            65. 09%
                  9350 Currey Rd
                  Dixon, CA 95620

Common Stock      Peter F. Cunningham                681,109             1.574%
                  82 Rodeo Av.
                  Sausalito, CA 94965

Common Stock      Jack G. Allison                    395,549              .91%
                  5947 Jeanine Dr
                  Sacramento, CA 95842

Common Stock      Newton W. Jacobsen                 382,423              .88%
                  1052 Grayson Rd
                  Pleasant Hill, CA 94523

Common Stock      A. Gordon Vette                     94,734              .22%
                  75 Reinga Rd.
                  Bay of Islands
                  New Zealand

Common Stock      Officers and Directors          ------------         --------
                      as a group                   29,784,325           68.67%


In addition, Officers and Directors hold the following options to purchase our common stock.


                   Name and Address                                 Amount of
                    Of Beneficial     Exercise     Expiration      Underlying
Title of Class          Owner          Price          Date           Shares
--------------    ----------------  -----------    -----------     -----------

Common Stock      Paul S. Moller      $1.14        SEP 21, 2008     6,000,000
Purchase Option   9350 Currey Rd
                  Dixon, CA 95620

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Paul Moller, age 65, is President and Chairman of the Board of Directors. Dr. Moller founded the Company and has served as the Company's President since its formation. He holds a Masters in Engineering and Ph.D. from McGill University. Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the University of California, Davis, from 1963 to 1975, where he developed the Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was Chief Executive Officer as SuperTrapp became a widely recognized international name in high-performance engine silencing systems. SuperTrapp Industries was sold in 1988. In 1983 he founded Moller International to develop powered lift aircraft. Under his direction Moller International completed contracts with NASA, NOSC, DARPA, NRL, Harry Diamond Labs, Hughes Aircraft Company, California department of Transportation and the U. S. Army, Navy and Air Force. These contracts included the development and deployment of numerous unmanned aerial vehicles and Wankel based engines. Dr. Moller has received 43 patents including the first U.S. patent on a fundamentally new form of powered lift aircraft. In 1980 he developed the Davis Research Park, a 38-acre industrial-research complex within the city of Davis, CA in which Moller International is located.

Jack G. Allison, age 76, is Vice President of Administration. He joined the Company in 1986 and has served as the corporation Secretary and a Director since that time. Mr. Allison serves as the Vice President of Administration which entails extensive interaction with federal and state governmental contracting agencies. Mr. Allison received a B.S. degree in Business from Oregon State University in 1949. He is a licensed pilot and served in the U.S. air Force for 27 years retiring as a Lt. Colonel.

Mr. Allison, along with his other duties as MI's Vice President, has been actively involved in providing information about Moller products for the past 15 years. Through a steady flow of correspondence, telephone calls and personal appearances at conferences and speaking engagements, he has been our chief spokesperson for the M400 Skycar. On-site presentations and attendance at air shows and expositions has given Mr. Allison an opportunity to discuss the potential of military and civilian applications for the Skycar. This interaction has enabled Mr. Allison to develop many of our requirements for supporting technologies, such as GPS navigation, communications and flight operations. It has also helped those he has spoken with to visualize the capabilities of the Skycar and share their views on potential roles the Skycar might have in both civilian and military applications. His interaction with principals at the Army and Marine Corp Battle Labs has given them the necessary data to effectively model projected performance characteristics of the Skycar for war-game simulations, where the theoretical Skycar is reported to provide a significant advantage.

Gordon Vette, age 68, is Far East Liaison and a Director. He has served as a Moller director since 1987. He was a pilot and Flight Instructor for Air New Zealand from 1958 to 1981. From 1982 until the present he has been a founder and director of Aviation Consultants, Inc. During the same period he was an Airline Inspector and Flight Testing Officer with the Ministry of Transport, New Zealand as well as Chief Flying Instructor with Taupo Air Services. Mr. Vette received his MBA (Distinction) from Massey University in 1993 and concurrently completed a MA in Psychology from the university of Auckland where he specialized in Human Factors. He has just completed his DSc. from Massey University specializing in Human Factors in relation to Virtual Reality and Intelligence Augmentation and its application to flight and flight simulators.


Peter Cunningham, age 86, has served as a Moller director since 1983. From 1947 to 1972, he was at James Cunningham, Sons & Co., a major electronics company, most recently as President. Mr. Cunningham received a B.A. degree from Harvard College in 1939.

Newton Jacobsen, age 83, has served as a Moller director since 1983. From 1972 to 1984, he was at Flecto Company, Inc., the manufacturer of Varathane plastic finishes, most recently as Senior Vice President. Mr. Jacobsen received a B.S. degree in chemistry from the University of California at Berkeley in 1945.

Under the Securities Act of 1933, only Dr. Moller would be deemed to be a control person. Officers of the Company serve at the will of the Board of Directors. Directors serve until the next annual Stockholders' meeting or until their resignation, removal, retirement, disqualification, or death, or until their successors have been elected and qualified.


ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth a summary of compensation received by each of our officers and directors who received compensation from the Company during either of our most recent fiscal years.

                       ---------------------------------------------- --------------------------------------------------
                                                                             Long-term Compensation
                                                                      -----------------------------------
                                   Annual Compensation                                           Payouts
                                                                              Awards               ($)
-------------   ------ ---------------------------------------------- ------------------------- ---------
 Name and                                                             Restricted  Securities
principal                                              Other Annual      Stock      underlying     LTIP     All other
 position        Year         Salary           Bonus    Compensation    Award(s)   options/SARs   payouts   compensation
                               ($)              ($)         ($)           ($)          (#)          ($)
-------------   ------ ---------------------- ------- --------------- ---------- -------------- --------- --------------
Paul Moller      2001        $160,000(1)         $0          $0           $0            0           $0          $0
President
-------------   ------ ---------------------- ------- --------------- ---------- -------------- --------- --------------
Jack Allison     2001        $30,000(1)          $0          $0           $0            0           $0          $0
Vice-president
-------------   ------ ---------------------- ------- --------------- ---------- -------------- --------- --------------
Paul Moller,     2000        $160,000(1)         $0          $0           $0            0           $0          $0
President
-------------   ------ ---------------------- ------- --------------- ---------- -------------- --------- --------------
Jack Allison     2000        $30,000(1)          $0          $0           $0            0           $0          $0
Vice-president
-------------   ------ ---------------------- ------- --------------- ---------- -------------- --------- --------------

(1) The entire amount shown is deferred at the election of the Executive, not as part of any plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently lease and occupy a 34,500 square foot building located in Davis, California, which is owned by Dr. Paul S. Moller, the majority shareholder of Moller International. The lease provides for monthly rent payments of $27,165 and expires November 13, 2002. There is provision for rent adjustment based on any increases in the Consumer Price Index. To date, there have been no such adjustments. Due to the fact that the building owner, Dr. Moller, is the controlling shareholder of Moller International, the lease was not negotiated at arms' length. However, we believe that the lease rate is both fair and favorable in the current market.


As of June 30, 2001, the Company owed $124,748 to Dr. Paul S. Moller in the form of a non-interest bearing promissory note that was paid down to a balance of $25,133 at March 31, 2002. In addition, the Company is making interest payments of $10,359 per month on a personal mortgage obligation of Dr. Moller that is secured by the property leased to the Company. Such interest payments are currently being expensed as additional rent expense on the books of the Company.


ITEM 8.  DESCRIPTION OF SECURITIES


Our authorized capital consists of one hundred fifty million (150,000,000) shares of common stock, no par value, and fifty million (50,000,000) shares of preferred stock, no par value. 43,371,723 shares of our common stock have been issued and are outstanding. We have not yet issued any preferred shares, and have no current plans to do so.


COMMON STOCK

The holders of our common stock

1) have equal ratable rights to dividends from funds legally available for dividend payments when, as and if declared by the Board of Directors of the Company;

2) are entitled to share ratably in all of the assets of the Company available for distribution upon a winding up of the affairs of the Company;

3) do not have preemptive subscription or conversion rights and there are no redemption rights applicable to the shares; and

4) are entitled to cumulative voting on Directors as described in the following paragraph.

Cumulative Voting

The holders of shares of our common stock have cumulative voting rights pursuant to California General Corporation Law and the By-laws of the corporation. Upon the effective election of cumulative voting by any shareholder, each shareholder entitled to vote at any election of directors may cumulate such shareholder votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder sees fit.

Dividends


To date we have not paid or declared any dividends and we have no intention of declaring or paying any dividends in the foreseeable future. If we decide to pay dividends, that decision will be made by our Board of Directors, which will likely consider, among other things, our earnings, our capital requirements and our financial condition, as well as other relevant factors. Our Board of Directors may declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.


Shareholder Meetings

Article II of our Company by-laws provides that meetings of shareholders may be held at our principal offices, or at any other place designated by the Directors, within or outside the state of California. Shareholders must be given at least ten but not more than sixty days written notice of any regular or special meeting. The annual meeting of the shareholders is held on the 15th day of October at 10:00 a.m., or some other day that the Board may set by written notice. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote.

Dissenters' Rights

Sections 1300 through 1312 of the California Corporations Code include provisions whereby a shareholder may, in certain circumstances, demand that the Company purchase the shareholder's stock at its fair value in the event the Company undertakes certain types of business reorganizations.

Anti-takeover Effect of Current Stock Distribution

There are no provisions in our Articles of Incorporation or in our By-laws specifically designed to prevent or make difficult an attempt to take over control of the Company from its incumbent management. As of the date of filing of this registration statement, Dr. Paul Moller, our President and Chairman of the Board of Directors, is the beneficial owner of 65.09% of our outstanding voting stock, making it virtually impossible for another person to acquire control of the Company without Dr. Moller's concurrence. This situation may limit the prospects for a minority shareholder to receive a premium over market value for his or her shares in connection with a takeover or attempted takeover of the Company.

Furthermore, our authorized capital includes 50,000,000 shares of no par preferred stock, none of which has yet been issued. It is possible that the current Directors could issue these shares in a manner that could discourage a change in our control.


PREFERRED STOCK

Although our authorized capital includes fifty million (50,000,000) shares of no par preferred stock, we have not yet issued any shares, nor have we defined the rights, privileges, and limitations that will apply to holders of the preferred.


OPTIONS


From time to time, we have issued options to purchase our common stock. Recipients have included employees, non-employees who have provided services to the company, and other parties who have acquired options in connection with investments in, or loans made to, the Company. The options have various issue dates, vesting dates, expiration dates and exercise prices.

As of March 31, 2002, thirty-six individuals and one business entity held a total of 9,974,182 options to purchase shares of our common stock, of which 9,346,872 were exercisable at prices ranging from $0.81 to $5.50. Of the exercisable options, 6,744,395 have expiration dates ranging from July 31, 2002 until the year 2011.

The remaining 2,602,477 options, whose exercise prices total $5.4 million, have expirations tied to a certain performance milestone of the Company. Specifically, the option exercise terms require a one-minute hover flight by the M400 at an elevation of ten feet. The terms state that the vehicle can be tethered and piloted remotely or with a pilot onboard. The demonstration necessary to trigger the 60-to-90 day option exercise period appears to be achievable and could occur very soon in the course of current hover testing. We consider the exercise prices of the stock options to be favorable to a block of option holders where the exercise of such options is triggered by successful hover testing, since the prices (ranging from $0.81 to $2.67) are significantly less than the most recent private stock sales by the Company. However, we cannot predict with certainty whether any amount of these options will be exercised within the limited time period.



RESTRICTIONS ON TRANSFER

We have never registered our securities under the Securities Act of 1933, as amended. Federal securities laws, and many states' laws, prohibit the sale or transfer of corporate securities unless they are first registered, or an exemption from registration is available. Accordingly, we may refuse to register a sale or transfer of our securities on the Company's stock record unless the transferor can provide evidence satisfactory to our counsel that the transaction can be completed without violating state or federal laws.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


Our shares have never traded on an exchange or in the over-the-counter market, and there is no public trading market for them. As of April 23, 2002 we have 590 shareholders, including officers, directors and control persons. We have never paid a dividend, nor do we intend to do so in the foreseeable future. There are no restrictions on the power of our Board of Directors to declare and pay dividends.

Following the effectiveness of this registration statement, we intend to engage one or more securities broker-dealers as market-makers in our shares, and to apply to have our securities quoted on the Over-the-Counter Bulletin Board (commonly abbreviated as "OTC-BB" or simply, "the Bulletin Board"). The Bulletin Board is an electronic, inter-dealer stock quotation system operated by the National Association of Securities Dealers.

As of the date of this registration statement, approximately 43,284,000 shares of our common stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in the Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has held fully-paid shares for at least one year, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who has not been an affiliate of the Company within the three months preceding the sale.


As of June 30, 2001 there were options outstanding to purchase 9,904,052 shares of our common stock, of which 9,273,736 were exercisable at prices ranging from $0.81 to $4.58.


Spin-off of Freedom Motors, Inc.

On March 30, 2001, the Company's Board of Directors approved an Agreement and Plan of Reorganization with two of its subsdiaries, Freedom Motors, Inc. and Vertol, Inc. (Vertol, Inc. was formed solely for purposes of the reorganization.) The Reorganization Agreement was ratified by the shareholders on April 14, 2001. The result of the reorganization is that the shares of Freedom Motors, Inc. formerly owned by the Company are now owned directly by the shareholders of Moller International. (Vertol, Inc. was subsequently merged into Moller International and no longer exists.) (See Consolidated Financial Statements, Note I.)

ITEM 2.  LEGAL PROCEEDINGS


In August, 2001, the Ft. Worth, Texas office of the Securities and Exchange Commission ("SEC") initiated an investigation into certain prior activities of Moller International Inc. and Dr. Paul Moller individually. Rather than face the prospect of a lengthy SEC lawsuit, Dr. Moller and the Company each made a determination to settle the matter by engaging in early resolution discussions with the SEC staff. As a result, Moller International, Inc. and Dr. Moller have each stipulated to an injunction against future violation of Sections 5 and 10-b of the Securities Exchange Act of 1934 and have agreed to pay a $50,000 fine. Moller International, Inc. and Dr. Moller have neither admitted nor denied any violations of federal securities laws. The Ft. Worth, Texas office of the SEC Enforcement Division has prepared a settlement agreement which has been approved and signed by the Company and Dr. Moller. Although the settlement agreement was prepared by the Ft. Worth office of the Enforcement Division, it is not final until approved by the Securities and Exchange Commission in Washington, D.C.




ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not changed or had any disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On June 30, 2000, we completed a private offering of our common stock in which we sold 1,459,644 shares at an average cash subscription price of $3.12 per share. The classes of persons to whom we sold our stock were: (1) current-shareholders, (2) Moller employees and (3) individuals who had made unsolicited contact with us and who expressed an interest in acquiring shares or investing in the Company. Our officers sold the shares directly to investors in private transactions, without an underwriter, in reliance on the exemption authority provided in Section 4(2) of the Securities Act of 1933. Specifically, we relied upon the general exemption of Section 4(2), which exempts from registration the sale of securities by an issuer in a transaction not involving any public offering. The facts that supported our reliance on such exemption were:

a. No solicitation or advertising was made by the Company in connection with the issuance of the shares;

b. The purchasers represented to the Company that they were acquiring the shares for their own account and not with a view to distribution;

c.   The purchasers represented to the Company that they either:

     (i) had sufficient liquid assets to bear the risk of loss of their entire investment or

     (ii) were sufficiently experienced with regards to private placement investments as to be capable of assessing the nature and extent of the risks associated with the investment.

d. Each purchaser was afforded an opportunity to review or obtain all material information regarding the company and the investment in its shares.

In the calendar year 2000, the Company sold its common stock to a total of 23 "non-shareholders," i.e., persons who did not previously own Moller shares. In the year 2001 through September 30, the Company sold its common stock to a total of 7 non-shareholders. The number of existing shareholders who purchased additional shares in the Company during 2000 and 2001 were 36 and 2, respectively. One Moller employee acquired shares by purchase and one employee received shares as compensation in 2000.

The proceeds of the offering are being applied to our continuing research and development activities, and to administrative expenses of the Company.

On November 29, 2000, acting on advice of our legal counsel, we made an offer to repurchase the shares of any shareholder who had acquired Moller International shares within the past three years in a private placement transaction. The repurchase offer was made in an effort to correct any inadvertent failure to comply with applicable securities laws in connection with such private placements. A total of five shareholders accepted the offer to repurchase, and the Company subsequently repurchased their shares. (See Consolidated Financial Statements, Note H).

During the year ended June 30, 2001, we sold 256,188 shares of our common stock in private transactions, relying on the exemption authority provided in Section 4(2) of the Securities Act of 1933, as amended, relating to sales not involving an underwriter or a public offering. The shares sold at prices between $1.50 and $7.00 per share, for total proceeds of $1,213,314. The proceeds were or are to be applied to ongoing product development and administrative costs.

During the nine (9) months ended March 31, 2002,the company sold 157,414 shares of its common stock. The shares sold at prices between $2.50 and $6.50 per share, for total proceeds of $879,535. The Company relied upon the exemption authority provided in Section 4(2) of the Securities Act of 1933, as amended, in connection with such private sales.


During the past three years, options to purchase 228,983 shares of common stock were issued to seven existing shareholders. In that time, two of the shareholders exercised their options to purchase a total of 8,853 shares. During that same period, options to purchase 948,000 shares of common stock were issued to 12 employees of Moller International pursuant to the Company's Stock Option Plan, of which 200,517 are currently vested under the Plan. No other options were issued by the Company during such period.

As of March 31, 2002, there were outstanding options to purchase a total of 9,974,182 shares of Moller International common stock at strike prices ranging from $0.81 to $5.50 per share, including the employee stock options described above.


ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and Bylaws contain provisions that permit the Company to indemnify our officers and directors for liabilities that may arise out of acts performed by them on behalf of the Company. As of this filing, we have not entered into any specific written agreement with officers or directors respecting indemnification, but may do so in the future.

We understand that the Securities and Exchange Commission maintains that it is contrary to public policy to indemnify persons controlling the Company against liabilities arising under the Securities Act, and that any such indemnification would be unenforceable.

                                    PART F/S

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders
Moller International, Inc.
Davis, California



We have audited the accompanying consolidated balance sheets of Moller International, Inc. and subsidiaries (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of operations, deficit in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Moller International, Inc., and subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company does not have any current revenue and is in need of additional infusions of operating capital in order to complete the development of its Skycar product and other product offerings. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note
B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


VAVRINEK, TRINE, DAY & CO.,  LLP

San Jose, California
September 12, 2001

                                              MOLLER INTERNATIONAL, INC.
                                             CONSOLIDATED BALANCE SHEETS
                                                   PERIODS AS SHOWN

                                                                                              (Unaudited)
                                                                          June 30:              March 31:
                               ASSETS                                2001          2000           2002
                                                                ------------  -------------  -------------
CURRENT ASSETS

     Cash                                                       $   352,989   $    158,911   $     24,123

     Accounts receivable                                              6,583         19,656         37,281
                                                                ------------  -------------  -------------
           Total current assets                                     359,572        178,567         61,404


PROPERTY AND EQUIPMENT, net of accumulated depreciation             198,563        384,737        167,121

OTHER ASSETS                                                            458          3,138            458
                                                                ------------  -------------  -------------
           Total other assets
                                                                        458          3,138            458
                                                                ------------  -------------  -------------
                                                                $   558,593   $    566,442   $    228,983
                                                                ============  =============  =============

           LIABILITIES AND DEFICIT IN STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

     Accounts payable                                           $    58,536   $     65,170   $    309,500
     Accrued expenses                                                55,852         38,297        131,245
     Notes payable - majority shareholder                           124,748         52,815         25,133
     Other notes payable                                            638,730         72,632        812,483
     Customer deposits                                              387,500        387,500        372,500
                                                                ------------  -------------  -------------
           Total current liabilities                              1,265,366        616,414      1,650,861

LONG TERM LIABILITIES

     Capitalized leases payable                                       7,650         32,622          5,786
     Deferred wages                                                 863,515        673,515        988,246
                                                                ------------  -------------  -------------
           Total long term liabilities                              871,165        706,137        994,032
                                                                ------------  -------------  -------------
           Total liabilities                                      2,136,531      1,322,551      2,644,893


DEFICIT IN STOCKHOLDERS' EQUITY
     Common stock, authorized, 150,000,000 shares,
       no par value, issued and outstanding, 42,964,598
       and 43,214,399 shares at June 30, 2000 and 2001,
       respectively, and 43,371,723 shares at March 31, 2002     23,080,185     23,073,638     23,933,987

      Accounts receivable from related party                     (1,210,248)             -     (1,203,429)

     Accumulated deficit                                        (23,447,875)   (23,829,747)   (25,146,468)
                                                                ------------  -------------    -----------
           Total deficit in stockholders' equity                 (1,577,938)      (756,109)    (2,415,910)
                                                                ------------  -------------    -----------

                                                                $   558,593   $    566,442     $  228,983
                                                                ============  =============    ===========


                           See accompanying notes to financial statements

                                          MOLLER INTERNATIONAL, INC.
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                               PERIODS AS SHOWN

                                                                                       (Unaudited)
                                                    Year Ended June 30:         9 Months Ended March 31:
                                                  2001        2000                2002             2001
                                             ----------------------------    --------------------------------
INCOME
     Contract revenues                       $    43,704   $       4,378     $      90,789           25,204
     Miscellaneous                                19,595          37,249            31,403           27,961
                                             ------------  --------------------------------------------------
           Total income                           63,299          41,627           122,192           53,165

EXPENSES

     Project labor                               386,362         413,684           327,385          293,287
     Project materials                            81,515         128,505           138,226           49,538
     Project subcontracted services               85,892         124,134            72,518           61,809
     Administrative salaries and wages           375,786         351,770           291,835          263,159
     Other labor                                  31,218          17,204            19,031           21,761
     Employee benefits and payroll taxes         128,553         114,384           136,522          101,000
     Marketing materials                           9,404          19,385             8,719            5,525
     Office and shop supplies                     21,887          42,645            23,610           16,947
     Shipping and postage                         13,301          10,796             9,579            9,186
     Telephone                                    12,864          14,984             6,345           11,117
     Travel, automotive, meals                    24,233          29,175            13,613           17,130
     Legal, accounting, and consulting fees       87,467          30,291            93,557           62,387
     Patent expense                               42,823          61,554            76,026           34,616
     Rent expense to majority shareholder        455,557         394,486           343,695          360,872
     Utilities                                    36,123          28,955            35,034           28,195
     Repairs and maintenance                      12,233          44,192             5,291            7,093
     Insurance                                    25,756          15,936            26,132           25,756
     Depreciation and amortization expense        87,837         110,789            50,222           71,896
     Sales and use taxes                           8,839          14,361             6,597            5,639
     Bank and loan fees                            2,144          20,767             1,204            1,595
     Other expenses                               19,357           9,366            14,561           11,497
                                             ------------  --------------  ----------------  --------------
           Total expenses                      1,949,151       1,997,363         1,699,702        1,460,005
                                             ------------  --------------  ----------------  --------------
           Loss from operations               (1,885,852)     (1,955,736)       (1,577,510)      (1,406,840)
OTHER EXPENSES

       Penalty                                         -               -           (50,000)               -

       Interest                                  (26,643)         (1,877)          (71,083)         (26,896)
                                             ------------  --------------  ----------------  ---------------
                Total other expenses
                                                 (26,643)         (1,877)         (121,083)         (26,896)
                                             ------------  --------------  ----------------  ---------------
NET LOSS                                     $(1,912,495)  $  (1,957,613)       (1,698,593)      (1,433,736)
                                             ============  ==============  ================  ===============

Loss per common share, basic and diluted          ($0.04)         ($0.05)           ($0.04)          ($0.03)
                                             ============  ==============  ================  ===============

Weighted average common shares outstanding    43,046,485      42,194,964        43,298,434       42,011,629
                                             ============  ==============  ================  ===============



                           See accompanying notes to financial statements

                           MOLLER INTERNATIONAL, INC.
            CONSOLIDATED STATEMENT OF DEFICIT IN STOCKHOLDERS' EQUITY
                 PERIOD FROM JULY 1, 1999 THROUGH MARCH 31, 2002
       (Data related to the nine months ended March 31, 2002 is unaudited)


                                                          Common Stock     Accumulated    Related Party
                                              Shares         Amount          Deficit        Receivable        Total
                                          --------------  --------------  --------------  --------------  ---------------

Balances at July 1, 1999                     41,862,279   $  19,671,488   $ (21,872,134)  $           -   $   (2,200,646)


Sales of common stock                           870,541       3,096,338               -               -        3,096,338

Conversion of debt to common stock               32,839          94,937               -               -           94,937

Shares received in lieu of salary -
   VP of Administration                         198,939         210,875               -               -          210,875

Net loss for the year                                 -               -      (1,957,613)              -       (1,957,613)

Balances at June 30, 2000                    42,964,598      23,073,638     (23,829,747)              -         (756,109)


Sales of common stock                           256,188       1,213,314               -               -        1,213,314

Conversion of debt to common stock                7,275          29,063               -               -           29,063

Shares received in lieu of salary                 3,760          15,138               -               -           15,138

Shares repurchased from stockholders            (17,422)        (55,131)              -               -          (55,131)

Spin-off of Freedom Motors                            -      (1,195,837)      2,294,367      (1,210,248)        (111,718)

Net loss for the year                                 -               -      (1,912,495)              -       (1,912,495)


Balances at June 30, 2001                    43,214,399      23,080,185     (23,447,875)     (1,210,248)  $   (1,577,938)

Sales of common stock                           157,414         879,535                                          879,535

Conversion of debt to common stock                8,853          22,133                                           22,133

Conversion of deposit into common                 2,272          12,132               -               -           12,132

Shares repurchased from stockholders            (11,215)        (59,998)              -               -          (59,998)

Decrease in receivable from related party             -               -               -           6,819            6,819

Net loss for the nine months                          -               -      (1,698,593)              -       (1,698,593)


Balances at March 31, 2002                   43,371,723   $  23,933,987  $  (25,146,468) $   (1,203,429)  $   (2,415,910)


                 See accompanying notes to financial statements

                           MOLLER INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                PERIODS AS SHOWN

                                                                  Year ended June 30:                (Unaudited)
                                                                                                9 Months Ended March 31:
CASH FLOWS FROM OPERATING ACTIVITIES                             2001             2000           2002              2001
                                                            --------------  --------------   --------------  --------------

     Net loss                                               $  (1,912,495)     (1,957,613)      (1,698,593)     (1,433,736)
     Adjustments to reconcile net loss to net cash
     used in operating activities

       Depreciation and amortization                               87,826         110,787           43,513          71,896

       Stock issued for services                                   15,138               -                -               -

       Deferred wages                                             190,000         187,799          124,731         142,500
       (Increase) decrease in

         Accounts receivable                                       13,073          (6,156)         (23,879)            844
       Increase (decrease) in

         Accounts payable                                          (6,634)       (181,337)         250,964          86,182

         Customer deposits                                              -          25,000           (2,868)              -

         Accrued expenses                                          21,618        (119,968)          77,526          36,483
                                                            --------------  --------------   --------------  --------------
              Net cash used in operating activities            (1,591,474)     (1,941,488)      (1,228,606)     (1,095,831)
CASH FLOWS FROM FINANCING ACTIVITIES

     Increase in notes payable                                    591,098               -          193,753         580,748

      Increase (decrease) in notes payable from officer            71,933        (441,327)         (99,615)         83,159

      Reduction in notes payable and capital leases               (24,972)       (207,550)          (1,864)        (24,413)
     Proceeds from sale of common stock and exercise of
     options                                                    1,213,314       2,806,646          879,535         406,834

     Repurchases of common stock                                  (55,131)              -          (59,998)              -
                                                            --------------  --------------   --------------  --------------
              Net cash provided by financing activities
                                                                1,796,242       2,157,769          911,811       1,046,328
                                                            --------------  --------------   --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES

      Freedom Motors spin-off                                        (127)              -                -               -

     Purchase of equipment                                        (10,563)        (70,339)         (12,071)         (7,779)
                                                            --------------  --------------   --------------  --------------
              Net cash used in  investing activities              (10,690)        (70,339)         (12,071)         (7,779)
                                                            --------------  --------------   --------------  --------------


NET INCREASE (DECREASE) IN CASH                             $     194,078   $     145,942    $    (328,866)  $     (57,282)

CASH, BEGINNING OF PERIOD                                         158,911          12,969          352,989         158,911
                                                            --------------  --------------   --------------  --------------
CASH, END OF PERIOD                                               352,989   $     158,911    $    24,123     $     101,629
                                                            ==============  ==============   ==============  ==============
Cash paid during the period for:

   Interest                                                 $      26,643   $      21,716    $      61,683   $       6,826
                                                            ==============  ==============   ==============  ==============
   Income taxes                                             $       3,200   $         800    $         800   $       3,200
                                                            ==============  ==============   ==============  ==============

                 See accompanying notes to financial statements

                           MOLLER INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                  (Data related to March 31, 2002 is unaudited)

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Moller International Inc., (the Company), (MI) consolidates the accounts of its wholly owned, inactive subsidiary, Aerobotics Inc., (AI). For the year ended June 30, 2000, the Company consolidated the accounts of its majority owned subsidiary, Freedom Motors Inc., (FM), a development stage enterprise. FM was spun off to the shareholders of the company in March 2001, and the company ceased consolidating its results of operations with FM from that date forward. (See Note K) MI is the successor to Moller Corporation (MC), an inactive entity. MC's only significant asset is its investment in MI as it holds 25,919,909 shares of MI, representing 59.76% of the outstanding common stock of the Company. Dr. Paul S. Moller is the sole shareholder of MC, and thus, the majority shareholder of MI. All significant intercompany transactions and balances have been eliminated.

The Company has historically entered into several lines of revenue-producing business activities including the design and development of rotary engines, remotely controlled flying vehicles, automotive mufflers and vertical takeoff and landing aircraft. The Company has for the past twelve years devoted most of its efforts to the design and development of a Vertical Takeoff and Landing
(VTOL) vehicle known as the Skycar. The Skycar program is still in the development stage at this point.

Research and Development Costs

All research and development costs are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity date of 90 days or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures/expenses during the reporting periods. Actual results could differ from those estimates.


Loss Per Share (LPS)

Basic LPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted LPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted LPS is the same as basic LPS for all periods presented because all potentially dilutive securities have an antidilutive effect on LPS due to the net losses incurred. At June 30, 2001, the total number of shares of common stock relating to outstanding stock options and other potentially dilutive securities that have been excluded from the LPS calculation because their effect would be antidilutive approximated 9,930,000 shares.

Income Taxes

Deferred income taxes are computed using the asset and liability approach, which recognizes a liability or asset, representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to a level at which it is "more likely than not" that the benefit will be realized. Realization of such benefits of deductible temporary differences and operating loss carryforwards is dependent upon generating sufficient taxable income in future years and within the carryforward periods.



Interim Period Financial Statements

The interim period financial statements presented as of March 31, 2002, and for the nine months ended March 31, 2002 and 2001 are unaudited, but in the opinion of management, contain all adjustments necessary for a fair presentation of financial position and results of operations.



Property and Equipment

Property and Equipment is recorded at cost and is depreciated over its estimated service life on a straight-line basis. Estimated service lives range from five to fifteen years. Property and equipment consist of the following at June 30:

Property and equipment consisted of the following at

                                                 June 30:             March 31:
                                            2001          2000          2002
                                        ------------  ------------   -----------

Production and R&D Equipment            $   388,860   $   584,455    $  392,272
Computer equipment and software             411,646       489,692       419,304
Furniture and fixtures                       74,649        72,680        75,651
                                        ------------  ------------   -----------
                                            875,155     1,146,827       887,226
  Less accumulated depreciation            (676,592)     (762,090)     (720,105)
                                        ------------  ------------   -----------
                                        $   198,563   $   384,737    $  167,121
                                        ============  ============   ===========


Long-lived Assets

When facts and circumstances indicate the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected discounted future cash flows as well as other quantitative and qualitative analyzes. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge to current operations.

Revenue Recognition

Miscellaneous income derived from the sale of t-shirts, model cars, information packets and other items is recognized at the time of sale. Contract revenues consist of both design work to adapt Company products for customer applications and the leasing of a full scale Skycar model for various exhibitions. Design work contract revenue is recognized upon completion of the work and acceptance by the customer. Revenue from the leasing of the Skycar model is recognized over the term of the contract period. Both revenue sources are considered to be insignificant and not critical to the goal of achieving profitable operations.

The company performs contract services for its former subsidiary, FM, and invoices FM monthly for the cost of the services performed. Prior to the spin-off of FM these revenues were eliminated in consolidation. From April 1, 2001, forward, due to the uncertainty of FM's ability to pay amounts owed to the Company, contract service revenue accrued from FM is offset in total by a charge to deferred revenue, resulting in no net revenue recognition by the Company. For financial reporting purposes the deferred revenue is offset against the receivable from FM. For the period from April 1, 2001 to June 30, 2001,contract service revenue billed to FM was $185,695. For the nine months ended March 31, 2002, contract service revenue billed to FM was $418,906.

NOTE B - GOING CONCERN

The Company currently has no revenue-producing products and is continuing its development of products in both the Skycar and Rotary engine programs. Successful completion of product development activities for either or both of these programs will require significant additional sources of capital. Continuation as a going concern is dependent upon the Company's ability to obtain additional financing sufficient to complete product development activities and provide working capital to fund the manufacture and eventual sale of the Company's products. These factors raise substantial doubt as to the Company's ability to continue as a going concern. Management is currently pursuing additional sources of capital in quantities sufficient to fund product development and manufacturing and sale activities. Management believes, from conversations with current and prospective investors that there is a willingness to provide additional funding once the aircraft has demonstrated rudimentary hover and flight characteristics. There is no assurance that management's efforts in this area will be successful in whole or in part. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE C - CUSTOMER DEPOSITS

Customer deposits are payments made to the Company, at $5,000 per unit, for the purpose reserving specific delivery positions for Skycars when they become available for sale to the public. Deposits are refundable at any time upon request, with interest at 10% on the deposit amount from the date of the request. During the nine months ended March 31, 2002, two individuals requested and received a return of their deposits and one individual converted their deposit into common stock.

NOTE D - DEFERRED WAGES

The annual salary of the majority shareholder ($160,000) and the annual salary of the Vice President of Administration ($30,000) are being deferred until the Company has reached a consistent level of profitability. Both individuals have indicated their willingness to defer such payments until profitable operations commence. As such, the deferred wages are being reflected as a non-current liability.

NOTE E - NOTE PAYABLE MAJORITY SHAREHOLDER

The note payable to the majority shareholder, Dr. Paul S. Moller (Moller) is non-interesting bearing, unsecured, and is due on demand. During the year ended June 30, 2001, Moller loaned the Company an additional $71,933, representing the excess proceeds from a re-finance of property owned by Moller. (See Note J) During the year ended June 30, 2000, the Company made cash payments totaling approximately $460,000 to Moller to retire the outstanding debt. After June 30, 2001, the loan was further paid down to a balance of $25,133 at March 31, 2002.

NOTE F - NOTES PAYABLE

Notes payable at June 30, 2000 consist of short-term borrowings, aggregating $72,331, all due on demand with interest rates ranging from 10% to 20% per annum. During the year ended June 30, 2001, $25,000 of debt was converted into common stock at a conversion price of $4.00 per share. The unpaid balances of $47,331 remain outstanding at June 30, 2001 and March 31, 2002.

During the year ending June 30, 2001, the Company borrowed funds from 6 individual minority shareholders in amounts totaling $65,750. The loans are for a term of one year and carry an interest rate of 10%. The loan and accumulated accrued interest is convertible into shares of common stock at $3.50 per share at any time during the one-year term. After the one-year term expires, any unpaid principal and interest is convertible into shares of common stock at $2.50 per share. During the nine months ended March 31, 2002, $20,000 of theses loans, including accrued interest of $2,132, were converted into common stack at $2.50 per share. The balance of $45,750 remains outstanding at March 31, 2002.

During the year ended June 30, 2001, the Company agreed to buy back an individual's stock (6,354 shares) for an aggregate amount of $25,649 and issued a 10% promissory note as consideration. The note balance was paid off in full in August 2001.

In January, 2001, the Company and its then majority owned subsidiary, FM, entered into an agreement with Pelican Ventures LLC, (Pelican), wherein Pelican agreed to provide funds to FM for the development of a diesel powered rotary engine. The total funding was for $500,000. The funding is in the form of a promissory note, with an interest rate of 9%. Interest payments are due monthly. The original due date of the loan was January 19, 2002. This due date has been extended by verbal agreement between the parties on a month-to-month basis. The current due date is May 19, 2002. Since the Company remains liable for the loan and in view of the fact that FM is financially dependent on the Company, the loan balance is still reflected as a current liability on the books of the Company.

Upon the successful completion of certain development and manufacturing milestones, which includes the delivery of ten production quality engines within 6 months of the signing of the agreement, and the acceptance of the product by Pelican, the loan balance will be reduced by $200,000 and the maturity date on the remaining loan balance will be extended by one year. FM has delivered one production engine for evaluation to Pelican within the milestone period, although additional development work is continuing. The 10 production engines referred to above have not been delivered . The Company is in negotiations with Pelican to extend the time period for meeting this milestone thus allowing the Company to achieve the $200,000 reduction in debt; however, no formal agreement to extend the time period exists at this time. If the Company is successful in achieving the $200,000 reduction in the loan balance, such reduction will be treated as additional contributed capital.

During the nine months ended March 31, 2002, the Company borrowed an additional $219,402 from five minority shareholders. The notes are unsecured, due on demand and accrue interest at 10% per annum.

The following is a summary of the notes payable outstanding by period ending:


                                           June 30,     June 30,    March 31,
                                              2001         2000        2002
                                          -----------  -----------  -----------

Short-term borrowings                     $   47,331   $   72,331   $   47,331
Minority Shareholders -
   convertible, 1 year term, 10%              65,750            -       45,750
Minority Shareholders  -  demand, 10%              -            -      219,402
Pelican Ventures                             500,000            -      500,000
Other                                         25,649          301            -
                                          -----------  -----------  -----------
                                          $  638,730   $   72,632   $  812,483
                                          ===========  ===========  ===========


NOTE G- TECHNOLOGY AND LICENSE DEVELOPMENT AGREEMENT

On October 28,1999 FM and MI entered into a Technology Development and License Agreement (the Agreement). FM issued 7,000,000 shares of its Common Stock to MI in exchange for the right, title and interest to certain Tangible Assets and Products, as defined in the Agreement, relating to the manufacture of certain rotary engines. In addition, MI granted FM an exclusive license to use certain rotary engine related intellectual property of MI, for all uses except for those as defined in the Agreement. The Agreement also called for MI to perform research and development services on behalf of FM relating to the product development of MI's Model 530cc single rotor engine and for MI to be compensated for such services at cost rates defined in the Agreement. FM granted MI a royalty of 5% of net revenues received from the sale of products developed pursuant to this Agreement. The initial term of this royalty arrangement shall mean the period during which the products are covered by a valid, unexpired patent. The royalty period will extend beyond this period for an additional five years but the royalty percentage shall be reduced to 2% of net revenues received.

NOTE H - COMMON STOCK TRANSACTIONS

During the nine months ended March 31, 2002, the Company sold 157,414 shares of its common stock to outside investors in private sales transactions, raising a total of $879,535. The shares were sold at prices ranging from $2.50 to $6.50 per share. In addition, the Company converted $12,132, representing one customer deposit plus accrued interest, into 2,272 shares of common stock, converted short-term debt of $22,133 into 8,853 shares of common stock and repurchased 11,215 shares for an aggregate total of $59,998.

During the year ended June 30, 2001, the Company sold 256,188 shares of its common stock to outside investors in private sales transactions, raising a total of $1,213,314. Shares were sold at prices ranging from $1.50 to $7.00 per share.

Also during the year ended June 30, 2001, the Company re-purchased 17,422 shares at prices ranging from $1.50 to $4.50 per share for a total of $55,131.

During the year ended June 30, 2001, the Company converted outstanding debt and accrued interest totaling $29,063 into 7,275 shares of common stock.

During the year ended June 30, 2000, the Company sold 870,541 shares of its common stock to outside investors in private sales transactions, raising a total of $3,096,338. Shares were sold at prices ranging from $1.75 to $6.00 per share.

During the year ended June 30, 2000, the Company converted outstanding debt and accrued interest totaling $73,337 into common stock at $2.75 per share. The company also converted debt of $21,600 into common stock at $3.00 per share.

At June 30, 2000, the Company converted a portion of the deferred salary obligation, owed to an executive of the company, into common stock. A total of $210,875 was converted into 198,939 shares of common stock ($1.06 per share).

There is no ready market for the Company's common stock. Per share prices were determined by company management at the time of the sale. At March 31, 2002, Dr. Paul S. Moller, the Chairman and CEO of the Company, owns 28,030,510 shares of common stock representing 64.63% of the outstanding common stock. Of that total number, 25,919,909 shares are held in the name of Moller Corporation. Moller is the sole shareholder of Moller Corporation.


NOTE I - LEASE COMMITMENT

The Companies' combined operations are housed in one 34,500 square foot building, which is leased from Moller under a five-year operating lease, which commenced November 14, 1997 and expires November 13, 2002. The monthly base rental is $27,165. There is a provision for rent adjustment each month based on the increase in the Consumer Price Index, however the base monthly rental has not been changed since inception. The Company is also liable for property taxes and insurance assessed against the leased property. (See Note J) Rent expense charged to operations under this lease aggregated $454,000 and $325,980 for each of the years ended June 30, 2001 and 2000, respectively. The minimum rental commitment, including the additional interest obligation as described in Note H remaining on the leased property is $450,288 and $168,858 for the fiscal years ending June 30, 2002 and 2003, respectively.

NOTE J - RE-FINANCE OF SHAREHOLDER LEASED PROPERTY

In August 2000, Moller, the majority shareholder, borrowed $975,000 from a financial institution to refinance the debt on the facility that is leased to the Company. Excess proceeds from that re-finance were loaned to the Company. The Company received $71,933 in funds from this transaction and the amount was reflected as an additional loan payable to Moller. The $975,000 loan is a personal obligation of Moller. It carries an interest rate of 12.75% and is payable interest only monthly from September 1, 2000 through August 1, 2003. The monthly interest payment is $10,359. The note is due in full on August 1, 2003 and is collateralized by deeds of trust and an assignment of rents on the property leased to the Company by Moller. The Company is currently making the interest payments on behalf of the Moller and the payment is being recorded as additional rent expense on the books of the Company.


NOTE K - FREEDOM  MOTORS SPIN-OFF

On March 30, 2001, the Company's Board of Directors approved an Agreement and Plan of Reorganization (Agreement) with Freedom Motors, Inc. (FM) and Vertol, Inc. (VI). VI is a California corporation, formed solely for purposes of the reorganization. The boards of FM and VI also approved the Agreement. According to the terms of the Agreement, the Company transferred all of its assets and liabilities (except its MI and VI stock) to VI in exchange for 100% of the VI common stock. Thereafter, the Company's shareholders exchanged (subject to statutory dissenters' rights) all of the outstanding shares of the Company for an identical number of shares of VI common stock and a proportionate number of shares of FM common stock via a distribution from the Company. Subsequently, VI was merged with the Company. The effect of the reorganization is that the FM shares owned by the Company are now instead owned by the Company's shareholders. The reorganization is intended to qualify as a tax-free exchange reorganization pursuant to sections 311, 355 and 368 of the Internal Revenue Code. On April 14, 2001, the Agreement was ratified at a special meeting of the shareholders of the Company, duly noticed and accompanied by a proxy statement. The Company ceased consolidating the results of operations of FM effective March 31, 2001. Net assets transferred to the new FM shareholders aggregated $111,718 and this amount has been reflected as a shareholder distribution in the accompanying consolidated statement of deficit in stockholders' equity. The intercompany receivable balance at the date of the spin-off of $1, 210,248, which includes $500,000 for the Pelican Ventures loan (See Note F), has been reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.


NOTE L- STOCK OPTIONS

The Company has in effect a 1991 Stock Option Plan that allows for the granting of Nonqualified Stock Options (NSO's) to employees and consultants and Incentive Stock Options (ISO's) to employees. The term of granted options shall be a maximum of ten years. The option prices for NSO's and ISO's issued to employees who own less than 10% of the outstanding common stock of the Company shall be 85% and 100% of fair market value, respectively. In the case of shareholders who own more than 10% of the Company's common stock, those percentages are adjusted to 100% and 110% of fair market value. Fair market value is determined by the Board of Directors of the Company. Option activity for the years ended June 30, 2000 and 2001, follows:

                                                                                      Weighted
                                                                                      Average
                                                     Range of                         Exercise
                                  Total           option prices          Vested         Price
                              ------------------------------------------------------------------
Balance at June 30, 1999           8,931,052                                           $1.90
Vested at June 30, 2000                                                   8,917,934    $1.90
                                                                      ==============
               Granted               773,000      $4.25 to $6.00                       $5.22
               Exercised                   -
               Forfeited                   -
                              ---------------                         --------------

Balance at June 30, 2000           9,704,052                                           $2.16
                              ===============
Vested at June 30, 2000                                                   9,145,024    $1.98
                                                                      ==============
               Granted               325,000      $4.25 to $6.00                       $5.96
               Exercised                   -
               Forfeited            (125,000)     $4.25 to $6.00                       $5.72
                              ---------------                         --------------

Balance at June 30, 2001           9,904,052                                           $1.76
                              ===============
Vested at June , 30 2001                                                  9,273,736    $1.54
                                                                      ==============


Additional option information for the year ended June 30, 2001, is as follows:

                                                         Weighted
                                                          Average
                                           Weighted      Remaining                     Weighted
                                            Average       Life in                      Average
       Price Range         Outstanding       Price         Years     Exercisable        Price
---------------------------------------------------------------------------------------------------

      $.81 to $1.34            6,319,237     $1.14          6.8           6,319,237     $1.14
     $1.72 to $2.67            2,546,815     $2.15          2.1           2,546,815     $2.15
     $3.24 to $4.58            1,038,000     $4.10           9              407,684     $3.85
                          ---------------

                               9,904,052     $1.76                        9,273,736     $1.54
                          ===============                            ==============================

The Company applies Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in determining compensation cost for options issued to employees. Accordingly, no compensation cost has been recognized upon issuance of the option. The Company has adopted the disclosure only provisions FASB Statement No. 123, Accounting for Stock-based Compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Statement No. 123, the Company's net loss and net loss per common share would have been reduced to the pro forma amounts indicated below for the years ended June 30:

                                             2001         2000

        Additional compensation cost     $    77,696   $    24,433
        Net loss as reported               1,918,499     1,957,613
                                         ------------  ------------
        Net loss as revised              $ 1,996,195   $ 1,982,046
                                         ============  ============

        Revised loss per share                 $0.05         $0.05
                                         ============  ============


The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum-value method, including a risk-free interest rate of 6%, an estimated life of the options of ten years and no dividend rate or volatility on the stock. The weighted average fair value of stock options granted was $.21 and $.24 in 2000 and 2001, respectively.

In connection with the spin-off of Freedom Motors, on March 31, 2001 the Company re-priced all outstanding stock options, reducing the option prices by approximately 25%. In accordance with FASB Interpretation No. 44 of Accounting Principles Board Opinion # 25, no additional compensation expense has been recorded.

NOTE M - INCOME TAXES

The Company currently has approximately $20,000,000 in net operating loss (NOLs) carryforwards to offset future federal taxable income. In view of the uncertainty over the Company's ability to generate sufficient taxable income in future years to utilize the NOLs, a full valuation allowance of approximately $6.8 million has been recorded to offset the deferred tax asset, resulting in no net deferred tax asset or liability. The valuation allowance increased by approximately $600,000 for the year ended June 30, 2001. Current IRS regulations limit the ability of a Company to offset net operating loss carryforwards against future federal taxable income when a change in control of the Company, as defined by IRS regulations, has occurred. The Company has not performed any analysis to determine if such a change in control has occurred. Income tax expense for the years presented consists solely of the minimum State franchise tax and is included in other expense in the accompanying statements of operations.

NOTE N - SEC SETTLEMENT

In August 2001, the Ft. Worth, Texas office of the Securities and Exchange Commission ("SEC") initiated an investigation into certain prior activities of Moller International Inc. and Dr. Paul Moller individually. Rather than face the prospect of a lengthy SEC lawsuit, Dr. Moller and the Company each made a determination to settle the matter by engaging in early resolution discussions with the SEC staff. As a result, Moller International, Inc. and Dr. Moller have each stipulated to an injunction against future violation of the federal securities laws and have agreed to pay a $50,000 fine. Moller International, Inc. and Dr. Moller have neither admitted nor denied any violations of federal securities laws. The $50,000 fine has been accrued as of March 31, 2002.



                                    PART III


ITEM 1.  INDEX TO EXHIBITS

The following documents are attached as exhibits to this registration statement.


       No.                 Description
---------------   -------------------------------------------------------


       2          Agreement and Plan of Reorganization (previously filed as
                  Exhibit 2 to the Company's Form 10-SB, filed on EDGAR September 21, 2001 and incorporated herein by reference)

       3.1 Articles of Incorporation (previously filed as Exhibit 3.(i) to the Company's Form 10-SB, filed on EDGAR September 21, 2001 and incorporated herein by reference)

       3.2 By-laws of the Corporation (previously filed as Exhibit 3.(ii) to the Company's Form 10-SB, filed on EDGAR September 21, 2001 and incorporated herein by reference)


       3.3        Amendment to Articles of Incorporation (previously filed as
                  Exhibit 3.(iii) to the Company's Form 10-SB, Amendment No. 2, filed on EDGAR May 15, 2002 and incorporated herein by reference)


      10.1 Technology Development and License Agreement (previously filed as Exhibit 10 to the Company's Form 10-SB, filed on EDGAR September 21, 2001 and incorporated herein by reference)

      10.2 Lease Agreement (previously filed as Exhibit 10.1 to the Company's first amended Form 10-SB filed on EDGAR November 20, 2001 and incorporated herein by reference)


      23.1 Consent of Independent Accountants dated May 1, 2002 (previously filed as Exhibit 3.(iii) to the Company's Form 10-SB, Amendment No. 2, filed on EDGAR May 15, 2002 and incorporated herein by reference)

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  June 17, 2002.


                                  MOLLER INTERNATIONAL, INC.

                                  By:  /s/ Paul S. Moller
                                  -----------------------------------
                                  Paul S. Moller
                                  President